Exhibit 99.3

Execution Version

GENOMICS INNOVATIONS COMPANY LIMITED (“Company”) and CENTOGENE N.V. (“NV”) dated 27 November 2023
LABORATORY SERVICES AGREEMENT

Schedule 1 DEFINED TERMS AND INTERPRETATION	34
Part 1 - Defined Terms	34
Part 2 - Interpretation	41

ii

Schedule 3 DATA Sharing Agreement	46
Schedule 2 SCOPE OF TESTING SERVICES	42
Schedule 4 PRICING METHODOLOGY	67
Schedule 5 t&Cs	68

iii

LABORATORY SERVICES AGREEMENT

This LABORATORY SERVICES AGREEMENT (the “Agreement”) is dated 27 November 2023 (the “Effective Date”), and is entered into by and between:

(2)	CENTOGENE N.V., a company organized under the laws of the Netherlands with a registered office at Am Strande 7, 18055 Rostock, Germany (“NV”).

Company and NV shall be referred to herein either individually as a “Party” or together as the “Parties”.

WHEREAS:

(A)	NV and its Affiliates (as defined below) have developed and maintain certain laboratories and a biodatabank relating to patient samples collected in the ordinary course of its diagnostics business at a site located in Rostock, Germany (“NV Facility”);

(B)	Company and NV have entered into a Joint Venture Agreement dated 26 June 2023 (the “Joint Venture Agreement”) for the establishment of Company and the operation of the KSA Facility in the Kingdom;

(C)	Company and NV have entered into a Technology Transfer and Intellectual Property License Agreement dated 27 November 2023 (“Technology Transfer and Intellectual Property License Agreement”) for the purposes of transferring and licensing certain technology and data from NV to Company in relation to the establishment of the KSA Facility;

(D)	Company and NV have entered into a Consultancy Agreement dated 27 November 2023 (“Consultancy Agreement”) for the provision by NV and its Affiliates of certain consultancy services related to the construction and operation of the KSA Facility;

(E)	Company desires to receive, and NV and its Affiliates have agreed to provide, certain laboratory services in relation to patient samples collected in KSA;

(F)	NV and its Affiliates have the facilities, rights, licenses, and expertise to conduct the Testing Services (as defined below in clause 2.1.1) at the NV Facility, in accordance with all Applicable Laws and the terms of this Agreement; and

(G)	The Parties now desire to enter into this Agreement to document such terms and conditions.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

1.	Definitions; Interpretation; Conflicts

Capitalized terms used in this Agreement shall have the meanings given in Part 1 (Defined Terms) of Schedule 1 (Defined Terms and Interpretation). This Agreement shall be interpreted in accordance with Part 2 (Interpretation) of Schedule 1 (Defined Terms and Interpretation).

2.	Engagement and Scope of Authority

2.1	Engagement

2.1.1	Subject to the terms and conditions of this Agreement (including, for the avoidance of doubt, the terms and conditions set forth in Schedule 5 (T&Cs)), during the Term, Company hereby engages NV and its Affiliates, and NV and its Affiliates hereby agree to be so engaged, as the exclusive provider of the products and services which NV and its Affiliates now or in the future sell or otherwise make available to their other customers, and which, as of the Effective Date, are described in Schedule 2 (Scope of Testing Services) (the “Testing Services”). The Parties may amend Schedule 2 (Scope of Testing Services) by mutual written agreement from time to time during the Term to reflect changes in the products and services provided by NV and its Affiliates to its customers. In the event that, at any time during the Term, Company requires a service that neither NV nor any of its Affiliates is at such time providing to other customers (a “New Service”), Company shall first discuss such New Service with NV before seeking to obtain such New Service from a third party. NV shall, as promptly as reasonably practicable (and in any event within fourteen (14) days) and in its sole discretion, determine whether it is able to provide such New Service to Company, and if NV determines that it is able to provide such New Service and notifies Company of the same, such New Service shall be deemed a Testing Service for purposes of this Agreement and the terms and conditions set forth herein relating to Testing Services shall apply to such New Service. If NV does not respond to Company within the foregoing fourteen (14)-day period or if NV notifies Company in writing within such period that it is not able to provide such New Service, Company may obtain such New Service from a third party at Company’s sole cost and expense. NV may subcontract any of the Testing Services as set forth in clause 19.1.

2.1.2	Project Addenda

(a)	In the event that the Parties reach an agreement with respect to a set of Testing Services for a particular project that is outside the scope of the performance of the Testing Services existing as of such time (including, for the avoidance of doubt, with respect to Company Customer Contracts), a new sequentially numbered project addendum for said Testing Services shall be attached to this Agreement (each, a “Project Addendum”), and such Project Addendum together with this Agreement shall collectively, independent from other Project Addenda, constitute the entire agreement for the specific project.

(b)	NV acknowledges and agrees that Company shall have no obligation to enter into any Project Addendum under this Agreement, and any Project Addendum entered into hereunder shall be subject to NV complying with the terms and conditions set forth in this Agreement.

(c)	No Project Addendum shall be attached to this Agreement without first being executed by the Parties. To the extent any terms set forth in a Project Addendum conflict with the terms set forth in this Agreement, the terms of this Agreement shall control, unless otherwise mutually agreed in writing by the Parties.

2.1.3	Sample Collection

The Testing Services performed by NV or its Affiliates shall adhere to NV’s requirements for collection of biological samples (each a “Sample,” and collectively, the “Samples”) where such Samples are provided by or on behalf of the applicable Customer using kits for collection of such Samples (“Collection Kits”) in accordance with clause 3.2.

2.1.4	Dry Lab Analysis

During Phases 1 and 2 as described in Schedule 2 (Scope of Testing Services), dry-lab services, including analysing and interpreting data and providing clinical reports to clinicians, shall be performed by NV and its Affiliates at the NV Facility. Beginning in Phase 3 as described in Schedule 2 (Scope of Testing Services), all dry-lab services shall be provided by Company and neither NV nor any of its Affiliates shall have any further obligation to provide any dry-lab services to Company. If additional support for dry-lab services is requested by Company following the conclusion of Phase 2, the Parties shall discuss the provision of such services in good faith, including the payment of additional fees to NV.

2.2	Status

NV and its Affiliates at all times shall be deemed an independent contractor and neither it nor any of its Affiliates or any of their respective employees, directors, contractors, permitted subcontractors or outside consultants shall be considered to be an agent, servant, employee or representative of Company.

2.3	Exclusivity

In the event NV or its Affiliates notifies Company in writing that it is unable to provide a particular Testing Service, Company shall have the right to engage related third-party service providers, at its sole discretion, to provide such Testing Service, at Company’s sole cost and expense and solely for the period in which NV or its Affiliates is unable to provide such Testing Service. Notwithstanding anything to the contrary herein, the Parties hereby agree that the provisions set out in clause 10.2 (Restrictive Covenants) of the Joint Venture Agreement shall apply to this Agreement mutatis mutandis.

2.4	Retention of Control by Company and Limitation on Authority

Company and NV expressly acknowledge and agree that this Agreement does not convey ownership or Control over all or any part of Company or the KSA Facility to NV. Company owns and controls all rights to the KSA Facility, subject to the terms of the Technology Transfer and Intellectual Property License Agreement.

2.5	NV shall not, pursuant to this Agreement, take any actions:

2.5.1	that require the prior approval of or are reserved to the Board of Directors, or the Shareholders, without first ensuring that such actions have been approved by the applicable governing body, or otherwise contravene any approval right under the Joint Venture Agreement;

2.5.2	that contravene policies adopted by Company or any directives issued by the Board of Directors, in each case that have been provided to NV in advance in writing; or

2.5.3	on behalf of, or assume, create or incur liability or obligation, against, in the name of, or on behalf of, any of Company, any Shareholder or the KSA Facility, except to the extent expressly permitted under this Agreement or authorized in writing by or on behalf of Company.

2.6	Company shall not, pursuant to this Agreement, take any actions:

2.6.1	that contravene policies adopted by NV that have been provided to Company in advance in writing in connection with the provision of Testing Services at the KSA Facility; or

2.6.2	on behalf of, or assume, create or incur liability or obligation, against, in the name of, or on behalf of, NV, its Affiliates or the NV Facility, except to the extent expressly authorized in writing by or on behalf of NV.

3.	NV’s Obligations and Responsibilities

3.1	Performance

3.1.1	NV shall (or shall cause its Affiliates to) perform Testing Services in Schedule 2 (Scope of Testing Services) using Samples collected from the Collection Kit (unless otherwise set forth in any applicable Project Addendum), as ordered from time to time by Customers pursuant to their respective agreements with Company, or as otherwise specified by Company on a per test basis in accordance with clause 3.2, in a timely and professional manner by applying Commercially Reasonable Efforts to provide levels of accuracy, quality, safety, completeness, timeliness and care consistent with the levels provided by NV and its Affiliates with respect to Testing Services at the NV Facility, industry standards as of the date hereof and in accordance with:

(a)	the terms and conditions of this Agreement and all Schedules, any applicable Project Addendum and all attachments thereto;

(b)	NV’s policies and guidelines with respect to Testing Services;

(c)	applicable policies and guidelines provided by or on behalf of Company to NV in writing from time to time (including confidentiality and data protection) in respect of the Testing Services; provided that such policies and guidelines do not conflict with any policies and guidelines of NV;

(d)	Applicable Laws;

(e)	general standards of Good Laboratory Practice as appropriate; and

(f)	all relevant consents.

3.1.2	With respect to each Testing Service, NV shall ensure that any applicable equipment, medical gases, medical equipment and supplies, consumables and other items supplied or used in the performance of such Testing Service comply with Applicable Law, regulatory guidance, and any relevant consents.

3.1.3	NV shall:

(a)	ensure its staff undertaking the tests are suitably skilled, experienced and qualified to carry out such tests;

(b)	nominate an infection prevention lead;

(c)	comply with all Applicable Laws in relation to infection prevention;

(d)	nominate a member of the NV Personnel to be responsible for ensuring compliance with the KSA PDPL; and

(e)	ensure staff are covered by commercially reasonable insurance or indemnity arrangements appropriate for the performance of this Agreement.

3.2	Orders

3.2.1	Until Company’s ordering portal is operational, Customers shall request Collection Kits using NV’s ordering portal, CentoPortal (the “CentoPortal”) or other established communication channels (e.g., directly via regional sales manager) pursuant to their respective agreements with Company, and NV shall confirm such request, in each case, in accordance with the terms and conditions in Schedule 5 (T&Cs).

3.2.2	Unless otherwise agreed by the Parties in writing, NV or its Affiliates shall ship the Collection Kits (or shall cause such Collection Kits to be shipped) to Company, at Company’s sole cost and expense (including all shipping costs), for Company to distribute to Customers.

3.2.3	Unless otherwise agreed by the Parties in writing, Company shall arrange for Customer to ship each Sample to NV, or its Affiliate, at Company’s sole cost and expense (including all shipping costs) and in compliance with Applicable Law. Company shall ensure that the applicable Customer provides NV with an order for Testing Services for a corresponding Sample.

3.2.4	NV shall report results from the performance of Testing Services on such Sample in accordance with the consent provided to NV or its Affiliate in connection with providing the Testing Services, to Company in accordance with clause 3.3. NV shall be responsible for fulfilling any results reporting requirements to appropriate health authorities as may be required by Applicable Law.

3.2.5	Subject to clause 26.3, the Parties hereby acknowledge and agree that the provisions set out in this clause 3.2 may change as the phases set forth in Schedule 2 (Scope of Services) of the Consultancy Agreement progress and the KSA Facility is operational. The Parties shall use Commercially Reasonable Efforts to amend the provisions of this clause 3.2 as necessary to reflect Company’s capabilities to conduct testing services in accordance with clause 26.3.

3.3	Reports

3.3.1	NV shall provide Company with report results and conclusions from the Testing Services in a timely manner in accordance with the applicable patient consent form and Applicable Law.

3.3.2	Company may provide the report results and conclusions from the Testing Services to the Customer in accordance with the applicable patient consent form and Applicable Law (it being understood that NV shall provide results directly to the Customer until Company is able to do so).

3.3.3	NV shall provide Company with conclusions, insights and analysis in relation to the report results generated by NV or its Affiliates during the performance of the Testing Services in a timely manner.

3.4	Notice of Factors Affecting Performance

Without limitation to its other obligations under this Agreement, NV shall promptly, but no more than ninety-six (96) hours from discovery, advise Company in writing of the occurrence of any event or other issue that may materially delay or affect the performance of any Testing

Services under this Agreement. Without limiting the foregoing, in the event that NV receives any written notice from any Regulatory Authority, Governmental Authority, licensing agency or other compliance organization that NV is not or may not be in compliance with any Applicable Laws relating to the Testing Services, NV shall as promptly as reasonably practicable notify Company of the receipt of such correspondence and provide a copy thereof to Company with a response of denial or remediation plan, as the case may be, in each case, subject to Applicable Law. Following receipt of notice of any of the foregoing, Company shall have:

3.4.1	no obligation to send any Samples for Testing Services until the issue has been fully investigated and resolved to Company’s reasonable satisfaction;

3.4.2	the right to obtain the Testing Services from other sources (including by performing the Testing Services itself or through Company’s Affiliates) without liability to NV and at NV’s cost and expense for re-testing of any affected tests; provided that Company may only obtain Testing Services from other sources if NV has failed to remediate any such issues in accordance with its remediation plan, as mutually agreed between the Parties;

3.4.3	the right to request NV to take reasonable remedial actions, at NV’s sole cost and expense; provided that if such event or issue is due to Company’s failure to perform or material error in performing the Company Obligations, such remedial actions shall be at Company’s sole cost and expense.

3.5	Replacement Kits

NV is and remains responsible for the cost of any Collection Kit (including all shipping and other associated costs for the replacement) that requires replacement due to laboratory delays by NV, errors by NV in handling the Collection Kit or in performing the Testing Services using the Samples generated from the Collection Kit; provided that for the avoidance of doubt, NV shall not be responsible for the cost of replacing any Collection Kit if such replacement is needed due to any error made solely by Company, or any of its Affiliates, in the performance of the Company Obligations.

3.6	Insufficient or Inadequate Samples

For tests not performed due to patient error or inadequate Samples, NV shall notify Company via the CentoPortal within four (4) Business Days of receipt of the Collection Kit and state the reason the Testing Services could not be performed using the Sample generated from such Collection Kit. Sample disposal shall follow NV’s established processes in compliance with the applicable patient consents and Applicable Law and Company may request a new Sample for Testing Services at Company’s sole cost and expense.

3.7	Sample Access

Company acknowledges and agrees that NV and its Affiliates shall have no obligation to return to Company any Samples; provided that NV and its Affiliates agree to dispose of any such Samples in compliance with the applicable patient consents and Applicable Law.

3.8	Errors in Commercial Testing Services

3.8.1	Subject to clause 3.8.2, in the event NV commits an error in the performance of Testing Services hereunder that renders the results of the Testing Services partially or wholly inaccurate or invalid, then NV shall promptly notify Company and undertake Commercially Reasonable Efforts to promptly cure such error and/or repeat such Testing Services without additional costs to Company.

3.8.2	If an error in the performance of Testing Services cannot be reasonably corrected by NV, then NV shall return to Company any and all fees paid to NV hereunder in connection with those defective or erroneous Testing Services and at Company’s option, shall be responsible for the cost of replacement Collection Kits (including shipping costs); provided that NV shall not be responsible for returning any fees paid hereunder or payment of any costs due to: (a) errors made solely by Company or any of its Affiliates in Company’s performance of the Company Obligations; or (b) Company’s performance of wet laboratory services during Phase 2 of the Testing Services (as set forth in Schedule 2 (Scope of Testing Services)), in which case, all costs related to wet laboratory services errors, including with respect to NV’s re-performance of such services, shall be borne solely and exclusively by Company.

The remedy under this clause 3.8 is not exclusive and is in addition to Company’s other rights and remedies under this Agreement, at law, or in equity.

3.9	Capacity

3.9.1	NV shall maintain sufficient capacity to perform the Testing Services set forth in the initial forecast in the Business Plan.

3.9.2	By no later than Monday of each calendar quarter during the Term, Company shall notify NV in writing of its good faith forecast (the “Annual Forecast”) for the next fifty-two (52) weeks with respect to Company’s requirements for the Testing Services. NV shall use Commercially Reasonable Efforts to meet the requirements set forth in the Annual Forecast; provided that such forecasts are consistent with the Business Plan or ten percent (10%) above the levels provided in the Business Plan. In the event Company requires Testing Services in excess of ten percent (10%) above the levels set forth in the Business Plan (“Excess Services”), Company shall first discuss such additional requirements with NV. NV shall, as promptly as reasonably practicable (and in any event within fourteen (14) days) and in its sole discretion, determine whether it is able to provide such Excess Services to Company or sub-contract such Excess Services from a third party that is reasonably acceptable to Company on substantially the same terms as this Agreement, and if NV determines that it is able to provide or outsource such Excess Services, NV shall notify Company of the same, such Excess Services shall be deemed a Testing Service for purposes of this Agreement and the terms and conditions set forth herein relating to Testing Services shall apply to such Excess Service. If NV does not respond to Company within the foregoing fourteen (14)-day period or if NV notifies Company in writing within such period that it is not able to provide (or cause to be provided) such Excess Services, Company may obtain such Excess Services from any third party at Company’s sole cost and expense provided that, in the event such Excess Services relate to wet lab services and such third party offers to provide dry lab services in addition to such Excess Services, Company shall use Commercially Reasonable Efforts for such third party to only provide wet lab services and to continue to have NV provide dry lab services.

3.10	NV Representative

3.10.1	NV shall designate a representative (the “NV Representative”) who shall be NV’s relationship manager for purposes of this Agreement and to facilitate NV’s provision of the Testing Services under, and the administration of, this Agreement. At all times, NV shall designate a NV Representative who has the qualifications, expertise, industry experience and prior relationship with NV to assure Company that such NV Representative would successfully fulfil the role he or she is engaged to provide under this Agreement. The initial NV Representative shall be Miguel Coego. In the event NV is intending to replace the NV Representative, NV shall inform Company of such intent and provide a reasonable explanation for the replacement need at least ten (10) Business Days prior to replacing the NV Representative to the extent reasonably practicable. NV shall ensure that any such. replacement shall meet all of Company’s requirements as provided herein.

3.10.2	If Company is not reasonably satisfied with the NV Representative, it shall provide detailed information to NV regarding its reasons for dissatisfaction and NV shall use Commercially Reasonable Efforts to address the reasons presented by Company. If after such Commercially Reasonable Efforts have been made, Company still remains dissatisfied with the NV Representative, NV shall remove and replace such NV Representative as soon as reasonably practicable, and such replacement shall otherwise meet the qualifications as described in clause 3.10.1.

3.11	NV Records

NV shall keep such business, financial and other records and other documentation as consistent with NV’s retention policies relating to its activities undertaken in connection with the provision of the Testing Services, in accordance with Applicable Laws including records relating to:

3.11.1	its compliance with Applicable Laws;

3.11.2	its performance of the Testing Services; and

3.11.3	any data generated in the performance of the Testing Services,

and shall, if required pursuant to clause 21 of this Agreement and subject to Applicable Law (including, for the avoidance of doubt, any and all Applicable Law and applicable patient consents relating to the disclosure and other processing of protected health information), make such records available for inspection and/or provide copies thereof to an independent professional firm appointed by Company that is reasonably acceptable to NV.

3.12	Good Faith

NV will act in good faith to comply with its obligations under this Agreement.

4.	Company’s Responsibilities

4.1	As between the Parties (except as otherwise explicitly required by Applicable Law or as otherwise agreed between the Parties in writing), Company or a Company Affiliate shall be solely responsible for:

4.1.1	communicating with Customers, including with respect to providing instructions for collection of Samples using the Collection Kit (it being understood that any communications by Company with Customers with respect to such Customer’s use of the Collection Kits or NV’s performance of the Testing Services shall be made in accordance with any instructions provided by NV) and provided Company shall not be liable for costs of any replacement kits or Claims resulting from communications with Customers if such Claims are based solely on instructions provided by NV;

4.1.2	delivery of Collection Kits to Customers; and

4.1.3	delivery of Samples to NV for Testing Services (collectively, “Company Obligations”).

Company is solely responsible for any and all costs and expenses incurred in connection with the Company Obligations, including any shipping costs. NV shall not be liable for any failure in performing the Testing Services if such failure is due to Company’s failure to perform or error in performing the Company Obligations. The Parties hereby acknowledge and agree that the provisions set out in this clause 4.1 will change as the phases set forth in Schedule 2 of the Consultancy Agreement progress. The Parties shall use Commercially Reasonable Efforts to amend the provisions of this clause 4.1 as necessary.

4.2	Company shall use Commercially Reasonable Efforts to perform Company Obligations in a professional manner consistent with industry standards and act in accordance with:

4.2.1	the terms and conditions of this Agreement and all Schedules, and any applicable Project Addendum;

4.2.2	applicable policies and guidelines provided by or on behalf of NV to Company relating to the provision of the Testing Services in writing from time to time (including confidentiality and data protection) provided that such policies and guidelines do not conflict with any policies and guidelines of Company;

4.2.3	Applicable Laws (including nominating a member of the Company Personnel to be responsible for ensuring compliance with the KSA PDPL); and

4.2.4	all relevant patient consents.

4.3	Company Representative

Company shall designate a representative (the “Company Representative”) who shall be Company’s relationship manager for purposes of this Agreement and to facilitate Company’s receipt of the Testing Services under, and the administration of, this Agreement. At all times, Company shall designate a Company Representative who has the qualifications, expertise and industry experience to assure NV that such Company Representative would successfully fulfil the role he or she is engaged to provide under this Agreement. The initial Company Representative shall be Jeremy Panacheril. In the event Company is intending to replace the Company Representative, Company shall inform NV of such intent and provide an explanation for the replacement need at least ten (10) Business Days prior to replacing the Company Representative. Company shall ensure that any such replacement shall meet all of the requirements as provided herein.

4.4	Company Records

Company shall keep such business, financial and other records and other documentation as consistent with industry standards relating to its activities undertaken in connection with this Agreement, in accordance with Applicable Laws including:

4.4.1	its compliance with Applicable Laws; and

4.4.2	its performance of the Company Obligations.

4.5	Good Faith

Company will act in good faith to comply with its obligations under this Agreement.

5.	Charges for the testing services

5.1	In consideration for NV’s performance of its obligations under this Agreement (including Schedule 2 (Scope of Testing Services)), except as otherwise set forth in any Project Addendum,

the fees payable for the Testing Services (“Testing Fees”) shall be calculated in accordance with the methodology set forth in Schedule 4 (Pricing Methodology).

5.2	NV shall invoice Company on a monthly basis for the Testing Services (each, an “Invoice”) in Euros (EUR). Subject to clause 5.4, Company shall pay to NV all undisputed amounts set forth in an Invoice within sixty (60) days of Company’s receipt of the Invoice.

5.3	All payments of the Testing Fees from Company to NV shall be payable in Euros (EUR). The Testing Fee shall be paid by wire transfer in immediately available funds into such bank account nominated by NV to Company in writing prior to the relevant payment of the Testing Fee. Company shall be liable for all bank charges relating to such wire transfers for the Testing Fee.

5.4	Company may withhold payment of any part of an Invoice that it disputes in good faith. Company and NV will establish a working level committee and a process to address any dispute that Company has about an Invoice. Company shall pay any undisputed portion of an Invoice as provided in this clause 5. If a Dispute about an Invoice is not resolved within thirty (30) days of Company’s receipt of the Invoice, then it will be resolved pursuant to the Dispute resolution procedures set out in clause 29.2 of this Agreement.

6.	TAXES

6.1	Without prejudice to the generality of clause 6.2 below, the Testing Fee payable in accordance with this Agreement shall be exclusive of any additional Taxes, levies or fees that may apply to the provision of the Testing Services. Any such Taxes, levies or fees shall be payable in addition to, and at the same time and in the same manner as, the Testing Fee against provision by NV to Company of an invoice for the same; provided that Company shall only be responsible for withholding taxes if NV does not have a permanent establishment in KSA. Any additional Taxes shall not include any taxes, levies or fees applicable to NV for a taxable presence in KSA relating to a permanent establishment for corporation income tax. Any Taxes relating to the permanent establishment of NV shall be solely borne by NV and not Company.

6.2	All amounts, monetary or otherwise, expressed under this Agreement which (in whole or in part) constitute the consideration for any supply for VAT purposes by NV are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly if VAT is or becomes chargeable on any supply made by NV to any Party under this Agreement and NV is required to account to the relevant tax authority for VAT on that supply, Company must pay to NV (in addition to and at the same time as paying any other consideration for such supply, or at the point the VAT becomes due to be paid or accounted for by NV if earlier) an amount equal to the amount of that VAT (and NV must promptly provide an appropriate VAT invoice to Company where so required to by Applicable Law). In this clause 6.2, references to “NV” shall include reference to a relevant Affiliate of NV. NV shall provide a valid tax invoice to Company.

6.3	In relation to any supply made by NV (or a relevant Affiliate) to Company under this Agreement, if reasonably requested by Company, NV must promptly provide Company with details of NV’s (or the relevant Affiliate’s) VAT registration and such other information as is reasonably requested in connection with Company’s VAT reporting requirements in relation to such supply.

6.4	The following provisions shall apply should any payment in respect of any Testing Fee from Company to NV be subject by Applicable Law to any deduction or withholding on account of Tax:

6.4.1	The Tax Deduction will be made in the minimum amount permitted by Applicable Law and Company shall account to the relevant tax authority for the same, in full and within all applicable time limits; provided that any late payment fees or penalties associated with Company’s failure to comply with this clause 6.4.1 shall be borne solely by Company.

6.4.2	Company shall provide evidence, reasonably satisfactory to NV, of the Tax Deduction and any relevant payment to a tax authority on written request from NV to Company.

6.4.3	NV shall (or shall procure that a relevant Affiliate shall), on written request from Company, provide a declaration of Tax residence on the prescribed forms and obtain certification by the relevant taxation authority in order to confirm the applicability and availability of any reduced rate of withholding on account of Tax, pursuant to the provisions of any relevant double taxation treaties or otherwise.

6.4.4	If a Tax Deduction is required by Applicable Law to be made by Company in relation to any payment in respect of the Testing Fee, the amount of the payment due from Company shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been received if no Tax Deduction had been required.

6.4.5	If Company has been obliged to make an increased payment under clause 6.4.4 in respect of a Tax Deduction and NV determines that:

(a)	a Tax Credit is attributable to that payment, or to the relevant Tax Deduction; and

(b)	that NV (or a relevant Affiliate) has obtained and utilised that Tax Credit,

then NV shall pay to Company an amount (or procure the payment by the relevant Affiliate of an amount to Company) which NV determines will leave it (or the relevant Affiliate), after that payment, in the same after-Tax position as it would have been had no increased payment under clause 6.4.4 been required to be made by Company.

6.5	Company shall report and pay VAT directly to the relevant KSA tax authority to the extent that the amounts charged by NV to Company under this Agreement are subject to VAT under the Applicable Laws of KSA. Notwithstanding any other provision of clause 6 or this Agreement, in relation to any Taxes that NV may incur related to the registration of NV as a permanent establishment in KSA, NV shall notify Company of such Taxes, comply with any requirements under Applicable Law and follow all necessary compliance and registration requirements. NV shall bear any associated costs including any Taxes, fines or penalties from a Governmental Authority, or Regulatory Authority.

7.	REGULATORY

7.1	Regulatory Compliance and Approvals

7.1.1	Except as otherwise set forth in any applicable Project Addendum, NV shall be solely responsible for ensuring and maintaining compliance of the tests for the uses contemplated in this Agreement, including in performing the Testing Services to be performed by NV and shall at all times comply with all Applicable Laws.

7.1.2	NV shall hold CLIA and CAP accreditation and any other regulatory approvals and permits necessary to perform Testing Services at the NV Facility during the Term.

7.2	Complaints; Cooperation; Recalls

7.2.1	NV shall report to Company in writing promptly upon NV’s receipt of any complaints, or upon becoming aware of problems or potential issues, concerning the Testing Services. NV shall have a system in place to document such complaints, and to conduct investigations when appropriate.

7.2.2	Company shall report to NV in writing promptly upon Company’s receipt of any complaints from Customers regarding the performance of Phase 1 and, to the extent applicable to NV, Phase 2 of the Testing Services. Company shall have a system in place to document such complaints, and to conduct investigations when appropriate.

7.2.3	Each Party shall at all times provide reasonable cooperation with any Governmental Authority or Regulator in connection with the Testing Services and provide all such reasonable assistance as such other Party may require in dealing with Governmental Authorities or Regulators as is relevant to the Testing Services. In the event:

(a)	any Governmental Authority or Regulator issues a request, directive or governmental order that the test should or must be recalled, or that it cannot be marketed; or

(b)	Company or NV determines that any test should or must be recalled, or cannot be marketed (it being understood that Company may only be permitted to make such determination following Phase 1 as set forth in Schedule 2 (Scope of Testing Services) of this Agreement and only upon mutual agreement with NV), each Party, at its own sole cost and expense (subject to clause 7.2.4), shall reasonably co-operate in any investigations and take appropriate corrective actions.

7.2.4	In the event that such recall or Governmental Authority or Regulator assertion in clauses 7.2.1. 7.2.2 or 7.2.3 results from the gross negligence, intentional misconduct, or material breach of the terms of this Agreement or any applicable Project Addendum by NV or design defect for any tests developed by NV, NV shall be responsible to Company for any Testing Fees paid or payable, and any and all costs incurred by or on behalf of Company related to the recall or Governmental Authority or Regulator assertion, including in connection with the Collection Kits, testing results and communications with Customers regarding the recall. For the avoidance of doubt, the remedies under this clause 7.2.4 are not exclusive.

7.3	Communication with Company Customers and End-Users

7.3.1	Subject to clause 7.3.2, Company or a Company Affiliate shall be solely responsible for communicating with Customers and/or patients, including with respect to providing instructions for collection of Samples and Collection Kits provided that such instructions shall comply with reasonable written instructions provided by NV or its Affiliate to Company; unless otherwise agreed in writing between the Parties.

7.3.2	NV may communicate with Customers on Company’s request, solely to the extent required with respect to its performance of the Testing Services or under Applicable Law (including for the avoidance of doubt, providing results of such Testing Services to the Customer until Company is able to do so), at all times in proper coordination with Company, and NV shall promptly provide copies of any and all such communication with its Customers and/or patients to Company.

7.4	Regulatory Visit, Investigation or Audit; Correspondence with Governmental Authorities

7.4.1	In the event NV receives notice of a visit, investigation or audit by any Governmental Authority or Regulator relating to, or that has the potential to materially affect or impact the Testing Services, NV will notify Company promptly, and in no event later than forty-eight (48) hours after receipt of such notice (or in the event NV does not receive prior notice of said visit, investigation or audit, in no event later than seventy-two (72) hours from the initiation of the visit, investigation or audit). NV will ensure that NV and its agents and employees cooperate with any visits, investigations or audits by Governmental Authorities or Regulators related to or that have the potential to materially affect the Testing Services. NV agrees that Company or its designee may be present during any such visit, investigation or audit unless prohibited by Applicable Law. NV shall provide Company a copy of any correspondence proposed to be submitted to or received from a Governmental Authority or Regulator and shall provide Company a reasonable opportunity to review and comment on any such proposed correspondence or proposed response prior to its submission to the Governmental Authority to the extent such correspondence involves the Testing Services, and NV shall incorporate such reasonable comments of Company; provided that Company must provide any such comments within five (5) Business Days of receipt of NV’s proposed response.

7.4.2	In the event Company receives notice of a visit, investigation or audit by any Governmental Authority or Regulator relating to or that has the potential to materially affect or impact Phase 1 or NV’s dry lab analysis under Phase 2 of the Testing Services as set forth in Schedule 2 (Scope of Testing Services), Company will notify NV promptly, and in no event later than forty-eight (48) hours after receipt of such notice (or in the event Company does not receive prior notice of said visit, investigation or audit, in no event later than seventy-two (72) hours from the initiation of the visit, investigation or audit). Company will ensure that Company and its agents and employees cooperate with any visits, investigations or audits by Governmental Authorities or Regulators related to or that have the potential to materially affect the Testing Services. Company agrees that NV or its designee may be present during any such visit, investigation or audit unless prohibited by Applicable Law. Company shall provide NV a copy of any correspondence proposed to be submitted to or received from a Governmental Authority or Regulator.

7.5	Data Privacy and Cybersecurity Requirements

7.5.1	Each Party agrees to comply with Applicable Data Protection Laws and the provisions of Schedule 3 (Data Sharing Agreement) to the extent applicable to each Party’s performance of its obligations under this Agreement.

7.5.2	To the extent that the performance of the Testing Services set out in Schedule 2 (Scope of Testing Services) entail data processing operations whereunder the Parties do not qualify as independent controllers under the GDPR and/or KSA PDPL, the Parties undertake to negotiate in good faith and enter into any data protection related agreement to the extent such an agreement is necessary to comply with the GDPR and/or KSA PDPL prior to the commencement of the respective Testing Services.

7.5.3	The Parties further agree to negotiate in good faith modifications to this Agreement, including Schedule 3 (Data Sharing Agreement), if changes are required for the Parties to continue to process Personal Data as contemplated by this Agreement in compliance with Applicable Data Protection Laws or to address the legal interpretation of Applicable Data Protection Laws, including:

(a)	to comply with the KSA PDPL, including any guidance issued by a Regulatory Authority;

(b)	to comply with applicable international Personal Data transfer requirements; and

(c)	to obtain authorisation or approval from a Regulatory Authority prior to transferring Personal Data outside of the relevant jurisdiction if such authorisation or approval is required.

7.5.4	To the extent NV collects, stores, hosts or otherwise processes Personal Data on behalf of Company in connection with the performance of the Testing Services, NV shall:

(a)	Notify Company as promptly as practicable, and in any event within forty-eight (48) hours, of becoming aware of a breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorised disclosure of, or access to, such Personal Data;

(b)	Reasonably comply with Company organisational policies and procedures regarding cybersecurity, as provided in advance to NV in writing from time to time; and

(c)	Process such Personal Data in accordance with Kingdom laws relating to cybersecurity and cloud computing, including as issued by Regulatory Authorities such as the National Cybersecurity Authority and the Communications, Space and Technology Commission.

7.5.5	To the extent Company collects, processes, stores or hosts Personal Data on behalf of NV in connection with the receipt of the Testing Services, Company shall notify NV as promptly as practicable, and in any event within 48 hours, of becoming aware of a breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorised disclosure of, or access to, such Personal Data.

7.6	Debarment

7.6.1	NV represents and warrants that neither it nor any NV Personnel providing Testing Services hereunder is an Ineligible Person or, to the knowledge of NV, currently subject to or under investigation for debarment, exclusion, suspension or any other event that may make NV or such person an Ineligible Person. As used herein “Ineligible Person” shall mean an individual or other person who:

(a)	is currently excluded, debarred, suspended or otherwise ineligible to participate in health care programs or state procurement or non-procurement programs; or

(b)	has been convicted of a criminal offense.

7.6.2	During the Term of this Agreement, NV shall notify Company in writing within twenty-four (24) hours of discovery of NV or any NV Personnel providing Testing Services hereunder becoming an Ineligible Person or becoming subject to or under investigation for debarment, exclusion, suspension or any other event that may make NV or such person an Ineligible Person. Any such occurrence or breach by NV of this clause 7.6.2 shall constitute a material breach of this Agreement by NV and grounds for termination of this Agreement by Company under clause 17.2 and Company shall be entitled to any and all remedies arising out of or otherwise relating to such material breach.

8.	COOPERATION

8.1	Each Party shall:

8.1.1	cooperate in good faith with the other Party and subject to clause 12 of this Agreement, make such information available to the other Party so as to enable such Party to perform its obligations under this Agreement, where such information is in its possession and is disclosable, within the time periods specified herein or, where no time period is specified, within a reasonable time period; and

8.1.2	act in a cooperative manner in dealing with the other Party in connection with this Agreement.

9.	Term

This Agreement shall come into effect on the Effective Date, and shall remain in full force and effect until the expiration or earlier termination of the Consultancy Agreement, unless terminated earlier in accordance with clause 17 of this Agreement (the “Term”).

10.	Representations and Warranties

10.1	Each Party represents, warrants and undertakes to the other Party that:

10.1.1	it has the full capacity, power and authority to enter into this Agreement and to perform its obligations under this Agreement without the need for any consents or approvals not yet obtained;

10.1.2	it has taken all corporate action to authorize, execute and deliver this Agreement and that it is not precluded from entering into this Agreement by any other agreement; and

10.1.3	its execution and performance under this Agreement shall not breach any oral or written agreement with any third party or any obligation owed by such Party to any third party to keep any information or materials in confidence or in trust.

10.2	NV represents, warrants and undertakes to Company that:

10.2.1	the Collection Kits and Testing Services shall meet all standards, specifications, operating conditions, and quality, service level, and performance requirements set forth herein in all material respects;

10.2.2	the Testing Services shall be materially complete, accurate and free from errors, and comply in all material respects with the standards and requirements set forth herein;

10.2.3	it shall perform the Testing Services in a professional and workmanlike manner and in a manner consistent with the degree of care, skill, and diligence as is ordinarily exercised by a professional laboratory under similar conditions and circumstances, and each individual performing the Testing Services on behalf of NV will possess the qualifications, licenses, skills, and experience needed to perform such Testing Services;

10.2.4	it holds and maintains a current CLIA and CAP accreditation with the applicable Regulatory Authority or Governmental Authority and all applicable regulatory approvals including laboratory permits and licenses as required by any region in which NV provides any services, in which Testing Services will be received by Company, or in which Customers or patients reside; and such CLIA and CAP accreditation and regulatory approvals and permits shall not expire within the next twelve (12) months;

10.2.5	it is not currently in violation of any regulatory approvals and permits or CLIA and CAP accreditation and it has filed or maintained with any Regulatory Authority or Governmental Authority in the jurisdictions that it operates, any required filings, declarations, listings, registrations, certifications, reports, claims, applications, amendments, notices, information and other documents and statistics in relation to such regulatory approvals, permits or CLIA and CAP accreditation;

10.2.6	any healthcare submissions it has made to any Regulatory Authority or Governmental Authority in respect of its services or products, regulatory approvals, permits or CLIA and CAP accreditation during the last five (5) years are true complete and accurate and any tests or studies (including involving any NV technology or data) have been conducted in compliance with Applicable Law;

10.2.7	NV (or its Affiliates) have not received:

(a)	any written notice of failing to comply with any Applicable Law in respect of its services (including that could lead to the removal of its CLIA and CAP accreditation);

(b)	any other written notice of violations, inspectional observations or failure to observe Good Laboratory Practice; or

(c)	written notice of any regulatory enforcement from any Regulatory Authority or Governmental Authority;

10.2.8	no product manufactured, tested or distributed by Company in relation to the provision of its services or the Testing Services has been subject to any recall, removal, market withdrawal or replacement, corrective action, or any other safety notice alleging a lack of safety or efficacy or regulatory compliance and, to NV’s knowledge, there are no facts that would likely result in a material safety notice in respect of its products relating to the Testing Services or a termination or suspension of any such product or service;

10.2.9	during the past three (3) years, NV has maintained policies and procedures designed to ensure the integrity of data generated or used in any studies, test, related to the handling, safety, efficacy, reliability, reporting, testing or manufacturing of any products used in relation to the Testing Services in accordance with Applicable Law;

10.2.10	NV will be in compliance in all material respects with, and shall perform the Testing Services in compliance in all material respects with, all Applicable Laws, including Good Laboratory Practice standards and requirements, and any other Applicable Laws with respect to the transport, storage and disposal of Samples and all items used to collect and store the Samples, and the terms of this Agreement including Schedules;

10.2.11	NV is not aware of any hindrance under any Applicable Data Protection Laws or binding case law or binding guidance from competent supervisory authorities which could reasonably be expected to obstruct or prohibit performance of the Testing Services or any other obligation of NV under this Agreement;

10.2.12	as of the Effective Date, to the knowledge of NV:

(a)	the provision of any laboratory and diagnostic testing services, products and results by NV at the NV Facility have not infringed, violated, or misappropriated any valid and enforceable Intellectual Property Rights or any other proprietary rights of any third party in the last three (3) years;

(b)	the tests provided by NV, results of any Testing Services and use or other exercise of rights in connection therewith as contemplated by this Agreement, do not infringe, violate, or misappropriate any valid and enforceable Intellectual Property Rights or any other proprietary rights of any third party;

(c)	there are no investigations pending or threatened in writing against NV in relation to the provision of NV’s services or any products at the NV Facility, or the Testing Services; including but not limited to investigations relating to the recall, withdrawal or suspension of any of its products or services;

10.2.13	NV shall not do any acts that infringe, violate, or misappropriate any Intellectual Property Rights or other proprietary rights of any third party in the provision of the Testing Services;

10.2.14	it will notify Company as soon as reasonably practicable if it becomes aware of any actual or potential claims that could materially affect either Party’s ability to fully perform its duties or to exercise its rights under this Agreement, including any claims arising out of or in connection with any Testing Services provided hereunder; as of the Effective Date, to the knowledge of NV, its provision of Testing Services hereunder will not contain or require the use of any third party technology that requires payment of a royalty unless agreed to by the Parties; and

10.2.15	NV will be responsible for the professional quality, technical accuracy, completeness, and timeliness of all test results and other Testing Services provided under this Agreement.

10.3	Company represents, warrants and undertakes to NV that:

10.3.1	its performance of the Company Obligations shall comply in all material respects with the standards and requirements set forth herein;

10.3.2	it shall perform the Company Obligations in a professional and workmanlike manner; and any employees of Company performing the Company Obligations will possess the qualifications, licenses, skills, and experience needed to perform such Company Obligations;

10.3.3	Company will be in compliance in all material respects with, and shall perform the Company Obligations in compliance in all material respects with all Applicable Laws, including with respect to the transport of Samples and all items used to collect and store the Samples, and the terms of this Agreement including Schedules; and

10.3.4	it will notify NV as soon as reasonably practicable if it becomes aware of any actual or potential claims that could materially affect either Party’s ability to fully perform its duties or to exercise its rights under this Agreement, including any claims arising out of or in connection with any Company Obligations.

11.	Intellectual Property Rights

11.1.1	Nothing in this Agreement shall operate to transfer ownership of or grant a license to any Intellectual Property Rights belonging to either Party or any of such Party’s Affiliates, including, without limitation:

(a)	any Intellectual Property Rights belonging to a Party or any of its Affiliates on or prior to the Effective Date, including, without limitation, any Know-How that is included in NV’s provision of the Testing Services;

(b)	any Intellectual Property Rights in any items which are developed or acquired by a Party or any of its Affiliates independently of this Agreement; or

(c)	any Intellectual Property Rights developed or acquired by a Party or any of its Affiliates in performing its obligations under this Agreement,

it being understood that any license to any such Intellectual Property Rights required for the provision or receipt of the Testing Services is addressed in the Technology Transfer and Intellectual Property License Agreement.

12.	Confidential information

12.1	Each Party (the “Recipient”) acknowledges that it may receive Confidential Information that has been created, discovered or developed by the other Party (the “Provider”).

12.2	The Recipient undertakes to the Provider to:

12.2.1	hold all Confidential Information which it obtains in relation to this Agreement in strict confidence and will take all necessary measures to preserve the confidentiality of the Confidential Information;

12.2.2	not disclose, or authorize the disclosure of, Confidential Information to any third party other than pursuant to clauses 12.4 or 12.6;

12.2.3	not use, or authorize anyone to use, Confidential Information for any purpose other than the performance of its obligations pursuant to this Agreement, or the exercise of its rights or receipt of any benefits under this Agreement; and

12.2.4	promptly notify the Provider of any suspected or actual unauthorized use or disclosure of Confidential Information for which the Recipient is responsible and of which the Recipient becomes aware and promptly take all Commercially Reasonable Efforts that Recipient may require in order to prevent, stop or remedy the unauthorized use or disclosure.

12.3	To the extent NV is the Recipient of Company Confidential Information, NV undertakes to:

12.3.1	remove such Confidential Information from NV systems at the end of the Testing Services; provided that such removal does not violate or otherwise conflict with Applicable Law;

12.3.2	process such Confidential Information in accordance with Company organisational policies and procedures regarding cybersecurity, as provided to NV in writing and in advance from time to time; and

12.3.3	process such Confidential Information in accordance with KSA laws relating to cybersecurity and cloud computing, including as issued by Regulatory Authorities such as the National Cybersecurity Authority and the Communications, Space and Technology Commission, to the extent applicable.

12.4	The Recipient may disclose Confidential Information to its Affiliates and its and their respective officers, directors, employees, contractors, advisors and auditors, but only to the extent, and provided, that such persons:

12.4.1	need to know the Confidential Information disclosed to them;

12.4.2	have been informed of the confidential nature of the Confidential Information and the purpose for which it may be lawfully used; and

12.4.3	comply with the terms of this clause 12 of this Agreement in respect of the Confidential Information disclosed to them.

12.5	Clause 12.1 shall not apply to Confidential Information to the extent that:

12.5.1	such Confidential Information has been placed in the public domain other than through the fault of the Recipient;

12.5.2	such Confidential Information was at the time of receipt, publicly available;

12.5.3	such Confidential Information has been independently developed without reference to the Confidential Information, as established by independent evidence; or

12.5.4	the Provider has approved in writing the particular use or disclosure of the Confidential Information.

12.6	The Recipient also may disclose Confidential Information if, and solely to the extent that, it is required to do so by any Governmental Authority or Regulator or otherwise as required by Applicable Law. Where Recipient is required to disclose Confidential Information relating to itself in accordance with this clause 12.6, it shall:

12.6.1	to the extent that it is able to do so and is not prohibited by Applicable Law, notify the Provider in writing as soon as practicable upon becoming aware of the obligation to disclose, prior to such disclosure; and

12.6.2	to the extent it is able to do so, cooperate with the Provider in avoiding or limiting the disclosure to that portion of the Confidential Information which it is legally required to furnish and obtaining assurances as to confidentiality from the body to whom the Confidential Information is to be disclosed.

12.7	Subject to the express provision of this clause 12, each Party shall maintain and shall procure that its Affiliates and contractors maintain the confidentiality of the existence and terms of the negotiations between the Parties and of this Agreement and of the services provided pursuant to this Agreement and any other Project Document. Each Party shall not, and shall procure that each of its Affiliates and contractors and permitted subcontractors shall not, issue any press release or other public statement relating to the existence or content of this Agreement or any other Project Document without the prior written approval of the other Party.

12.8	Subject to requirements under Applicable Law, the obligations with respect to Confidential Information shall survive the termination or expiry of this Agreement and shall apply for five (5) years from such termination or expiration of this Agreement.

12.9	Subject to the requirements set forth in clause 12.4, either Party shall be able to disclose any materials relating to the provision or receipt of the Testing Services or this Agreement to investors for the purpose of evaluation of such Party.

13.	Indemnities

13.1	NV shall defend, indemnify and hold harmless Company and its respective employees, personnel, consultants, agents, contractors and subcontractors (each a “Company Indemnitee”), during the Term and, solely to the extent arising within the applicable statute of limitations period allowed under Applicable Law, thereafter, in respect of any Indemnified

Losses to the extent the same are assessed against, or incurred by a Company Indemnitee in respect of the following:

13.1.1	any Claims, fines or other penalty imposed by a court or Regulatory Authority on a Company Indemnitee to the extent directly caused by NV’s material breach of this Agreement;

13.1.2	any Claims, fines or other penalty imposed by a court or Regulatory Authority on a Company Indemnitee related to the Testing Services to the extent directly caused by NV’s gross negligence or Wilful Misconduct;

13.1.3	any Claims brought by a patient or Customer on a Company Indemnitee in relation to the Testing Services during Phase 1 (wet laboratory services) and Phase 2 (dry laboratory services), other than Claims directly caused by Company’s or its Affiliates’ gross negligence, fraud or Wilful Misconduct;

13.1.4	any Claims brought against a Company Indemnitee in respect of death or bodily injury occurring in the performance of the Testing Services for which it is finally determined by a court of competent jurisdiction that NV is legally liable or responsible;

13.1.5	any Claims brought against a Company Indemnitee in respect of any damage, loss or destruction of any real or tangible property owned by Company occurring in the performance of the Testing Services for which it is finally determined by a court of competent jurisdiction that NV is legally liable or responsible for that damage, loss or destruction;

13.1.6	any Claims brought against a Company Indemnitee arising out of, or in connection with, any acts of fraud, fraudulent misrepresentation or theft by NV;

13.1.7	any Claims brought against a Company Indemnitee arising out of, or in connection with, any material breach by NV of any ABC Laws in the performance of this Agreement; and

13.1.8	any Claims brought against a Company Indemnitee arising out of a breach by NV of its obligations under clause 12 of this Agreement.

13.2	For the purpose of interpreting clause 13, reference to an act or omission of NV shall also include relevant acts or omissions of any NV Personnel, NV’s Affiliates, subcontractors of NV (pursuant to clause 19.1 of this Agreement) and their relevant personnel.

13.3	Company shall defend, indemnify and hold harmless NV and its respective employees, personnel, consultants, agents, contractors and subcontractors (each a “NV Indemnitee”), during the Term and, solely to the extent arising within the applicable statute of limitations period allowed under Applicable Law, thereafter, in respect of any Indemnified Losses to the extent the same are assessed against, or incurred by a NV Indemnitee in respect of the following:

13.3.1	any Claims, fines or other penalty imposed by a court or Regulatory Authority on a NV Indemnitee to the extent directly caused by Company’s material breach of this Agreement;

13.3.2	any Claims, fines or other penalty imposed by a court or Regulatory Authority on a NV Indemnitee to the extent directly caused by Company’s gross negligence or Wilful Misconduct;

13.3.3	any Claims brought by any patient or Customer on a NV Indemnitee during Phase 2 solely to the extent caused by wet laboratory services provided by Company other than Claims directly caused by NV’s or its Affiliates’ gross negligence, fraud or Wilful Misconduct;

13.3.4	any Claims brought against a NV Indemnitee in respect of death or bodily injury occurring in the context of this Agreement for which it is finally determined by a court of competent jurisdiction that Company is legally liable or responsible;

13.3.5	any Claims brought against a NV Indemnitee in respect of any damage, loss or destruction of any real or tangible property occurring in the context of this Agreement for which it is finally determined by a court of competent jurisdiction that Company is legally liable or responsible for that damage, loss or destruction;

13.3.6	any Claims brought against a NV Indemnitee arising out of, or in connection with, any acts of fraud, fraudulent misrepresentation or theft by Company;

13.3.7	any Claims brought against a NV Indemnitee arising out of, or in connection with, any material breach by Company of any ABC Laws in the performance of this Agreement; and

13.3.8	any Claims brought against a NV Indemnitee arising out of a breach by Company of its obligations under clause 12 of this Agreement.

13.4	For the purpose of interpreting clause 13.3, reference to an act or omission of Company shall also include relevant acts or omissions of any Company Personnel, Company’s Affiliates, subcontractors of Company and their relevant personnel.

13.5	Upon a third party threatening or bringing a Claim in respect of which a Party has a legal obligation to indemnify pursuant to this Agreement, the Indemnitee shall notify the Indemnitor as soon as reasonably practicable upon becoming aware of the Claim (it being understood that any failure to so notify the Indemnitor of such Claim shall not relieve the Indemnitor of its indemnification obligations except to the extent the Indemnitor is adversely prejudiced by such failure) and:

13.5.1	the Indemnitor shall, at its own expense, defend the Claim and have sole control of the conduct of the defence and settlement of the Claim; provided, that the Indemnitee shall have the right to:

(a)	where appropriate, participate in any defence and settlement, such participation to be at the Indemnitor’s own cost and in any event the Indemnitor shall remain in control of the conduct of the defence;

(b)	review the terms of any settlement and approve any wording which relates to an admission of liability on the part of the Indemnitee, the payment of any consideration by Indemnitee or which the Indemnitee reasonably believes may impact the Indemnitee’s reputation and may veto any such proposed settlement in respect of the Indemnitee and any such settlement or admission (including its terms) shall be subject to confidential treatment by both Parties; and

(c)	join the Indemnitor as a defendant in legal proceedings arising out of the Claim.

13.5.2	the Indemnitee shall:

(a)	not make any admissions (except under compulsion of Applicable Law), agree to any settlement or otherwise compromise the defence or settlement of the Claim without the prior written approval of the Indemnitor; and

(b)	give, at the Indemnitor’s request and cost, all reasonable assistance in connection with the defence and settlement of the Claim.

13.5.3	if the Indemnitor does not elect to defend the Claim or does not, following such election, actively defend the Claim, then:

(a)	the Indemnitee shall have the right to defend or settle the Claim in the manner it considers appropriate, at the cost of the Indemnitor (including in respect of any Indemnified Losses for which the Indemnitor is liable pursuant to the indemnity given under clause 13 and reasonable legal costs); and

(b)	the Indemnitor shall give, at Indemnitee’s request, all reasonable assistance in connection with the conduct of the defence and settlement of the Claim at the cost of the Indemnitor.

13.6	This clause 13 shall remain in full force and effect notwithstanding any termination or expiry of this Agreement.

13.7	Notwithstanding anything to the contrary, in no event shall Company be entitled to recover from NV under both this Agreement and any other Project Document for the same Losses.

14.	LIMITATION ON Liability

14.1	Nothing in this Agreement shall exclude or limit the liability of either NV or its Affiliates or Company or its Affiliates for:

14.1.1	fraud (including fraudulent misrepresentation);

14.1.2	death or personal injury due to gross negligence;

14.1.3	Wilful Misconduct; or

14.1.4	any other liability which cannot be excluded or limited by Applicable Law.

14.2	Subject to clauses 14.1 and 14.3, each of NV and its Affiliates and Company and its Affiliates:

14.2.1	shall only be liable for direct loss arising in relation to a breach of this Agreement; and

14.2.2	shall not be liable for any loss of profits, loss of business opportunity, or any indirect or consequential loss arising under or in relation to this Agreement whether as a result of breach of contract, tort (including negligence), breach of statutory duty or otherwise.

14.3	Except for a Claim for breach of an obligation to pay amounts due pursuant to this Agreement, and subject to clauses 14.1 and 14.2, each Party’s total aggregate liability to the other Party and its Affiliates, whether based on an action or Claim in contract, tort (including negligence), breach of statutory duty or otherwise arising out of, or in relation to, this Agreement shall be limited to ten million Euros (€10,000,000.00).

14.4	Each Party acknowledges its general duty to reasonably mitigate any Losses incurred in relation to this Agreement and, in any case, each Party shall reasonably mitigate any Losses incurred by it in relation to this Agreement.

14.5	Each Party shall be relieved from liability for not performing its directly affected obligations (other than payment obligations not under Dispute) pursuant to this Agreement if, and to the extent a Force Majeure Event occurs, in which case relief shall be provided pursuant to clause 15.

14.6	This clause 14 shall remain in full force and effect notwithstanding any termination or expiry of this Agreement.

15.	Force Majeure

15.1	Neither Party shall be liable for failure or delay in performing any of its obligations (other than any payment obligations) under or pursuant to this Agreement if such failure or delay is due to any cause whatsoever outside its reasonable control and which by the exercise of due diligence such Party is unable to prevent or overcome, including:

15.1.1	acts of God;

15.1.2	flood, fire, earthquake or explosion;

15.1.3	war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot or other civil unrest;

15.1.4	Applicable Law;

15.1.5	government actions, embargoes, Sanctions or blockades in effect on or after the date of this Agreement;

15.1.6	action by any Governmental Authority or Regulator (including regulatory changes); provided, that the Party relying on the government act or omission as a reason for delay in performance did not, directly or indirectly, procure or induce such government act or omission;

15.1.7	national emergency;

15.1.8	pandemics or epidemics; and

15.1.9	strikes, labour stoppages, or other industrial disturbances

(each a “Force Majeure Event”) and the affected Party shall be relieved from its liability hereunder during the period of such Force Majeure Event and the other Party may terminate this Agreement in accordance with clause 17 if such Force Majeure Event continues for more than one hundred and eighty (180) days. The affected Party shall, in any event, use reasonable endeavours to avoid or mitigate the effect of such events so as to recommence performance of their obligations as soon as reasonably possible following the Force Majeure Event no longer applying.

16.	Insurance

16.1	Subject to the last sentence of this clause 16.1, NV undertakes that NV will obtain, pay for, and maintain during the Term, at its own expense, and to the extent the same is available on commercially reasonable terms, a policy or policies of insurance in line with Applicable Law, good industry practice and standards applicable to an operator of laboratory testing services and a biodatabank of similar size from reputable insurance providers in connection with the provision of the Testing Services. The requirements in this clause 16.1 shall not be construed in any way as a limit to NV’s liability under this Agreement or as constituting any waiver by

Company of any of its rights or remedies under this Agreement. Company acknowledges that NV may meet these obligations by self-insuring against such risks.

16.2	NV shall provide written notice to Company prior to any material modification, cancellation or non-renewal of any such policies, as is consistent with the relevant policy provisions.

16.3	If there is Loss, damage or other event that requires notice or other action under the terms of any insurance coverage specified in clause 16.1, NV shall be solely responsible for taking such action.

16.4	Subject to the last sentence of this clause 16.4, Company undertakes to obtain, pay for, and maintain during the Term, at its own expense, and to the extent the same is available on commercially reasonable terms a policy or policies of insurance in line with Applicable Law and industry standards from reputable insurance providers in connection with the KSA Facility and Company Personnel pursuant to this Agreement. The requirements in this clause 16.4 shall not be construed in any way as a limit to Company’s liability under this Agreement or as constituting any waiver by NV of any of its rights or remedies under this Agreement. NV acknowledges that Company may meet these obligations by self-insuring against such risks.

16.5	Company shall provide written notice to NV prior to any material modification, cancellation or non-renewal of any such policies, as is consistent with the relevant policy provisions.

16.6	If there is Loss, damage or other event that requires notice or other action under the terms of any insurance coverage specified in clause 16.4, Company shall be solely responsible for taking such action.

16.7	Each of Company’s and NV’s obligations specified in this clause 16 shall not limit or expand in any way the other liabilities and obligations assumed by Company and NV, respectively, under this Agreement.

17.	Termination

17.1	Termination for Convenience

Company may terminate this Agreement, any affected part of the Testing Services for any reason by giving nine (9) months’ prior written notice to NV; provided that Company may not send any notice terminating this Agreement pursuant to this clause 17.1 prior to two and a half (2.5) years from the Effective Date.

17.2	Termination for Cause by Company

Company may terminate this Agreement with immediate effect by written notice to NV if:

NV is in material breach of any of its obligations under this Agreement and either that breach is not capable of remedy or, if the breach is capable of remedy, NV has failed to remedy such breach within sixty (60) days (unless a shorter remedy period applies hereunder) after receiving written notice requiring it to remedy the relevant breach; provided that, no event of default shall be deemed to have occurred hereunder if such breach cannot reasonably be cured within such sixty (60) day period and NV has commenced and is diligently pursuing such cure within such sixty (60) day period, in which case NV shall have an additional period of time (not to exceed one hundred and twenty (120) days after receipt of written notice of such default) to cure such default and Company may not terminate this Agreement during such period;

17.2.1	NV Abandons the provision of the Testing Services and NV has failed to remedy such Abandonment within forty-five (45) days after receiving written notice requiring it to remedy such Abandonment;

17.2.2	NV is unable to pay its debts as they fall due or an order is made or a resolution passed for the administration, winding-up or dissolution of NV (other than for the purposes of a solvent amalgamation or reconstruction) or an administrative or other receiver, manager, liquidator, administrator, trustee or similar officer is appointed over all or any substantial part of the assets of NV;

17.2.3	NV or any of its Affiliates providing Testing Services hereunder is in material breach of clause 23;

17.2.4	NV enters into or proposes any composition or arrangement with its creditors generally or anything analogous to the foregoing occurs in the Netherlands;

17.2.5	(a) NV is subject to an enforcement action by any Regulatory Authority so long as such action was not directly or indirectly caused or induced by Company; or

(b) NV ceases to be authorized to exist as a legal entity under Applicable Law,

and, the occurrence of either sub clause (a) or (b) results in NV being prevented from performing any of its material obligations under this Agreement and such event is not cured within sixty (60) days from its occurrence; or

17.2.6	there is an NV Change of Control (as defined in the Joint Venture Agreement).

17.3	Termination for Cause by NV

As a non-exclusive remedy, NV may terminate this Agreement with immediate effect by written notice to Company if:

17.3.1	Company is in material breach of any of its obligations under this Agreement and either that breach is not capable of remedy or, if the breach is capable of remedy, Company has failed to remedy such breach within sixty (60) days (unless a shorter remedy period applies hereunder) after receiving written notice requiring it to remedy the relevant breach; provided that, no event of default shall be deemed to have occurred hereunder if such breach cannot reasonably be cured within such sixty (60) day period and Company has commenced and is diligently pursuing such cure within such sixty (60) day period, in which case Company shall have an additional period of time (not to exceed one hundred and twenty (120) days after receipt of written notice of such default) to cure such default and NV may not terminate this Agreement during such period;

17.3.2	Notwithstanding clause 17.3.1, Company fails to pay any undisputed amounts it is obligated to pay NV under this Agreement within thirty (30) Business Days of written demand by Formal Notice to Company for such payment or Company fails to pay any Disputed amount (once the amount to be paid is agreed or determined pursuant to the dispute resolution process set forth in clause 29.2) within thirty (30) Business Days of such Disputed payments being agreed;

17.3.3	Company is unable to pay its debts as they fall due or an order is made or a resolution passed for the administration, winding-up or dissolution of Company (otherwise than for the purposes of a solvent amalgamation or reconstruction) or an administrative or other receiver, manager, liquidator, administrator, trustee or similar officer is appointed over all or any substantial part of the assets of Company;

17.3.4	Company or any of its Affiliates is in material breach of clause 23;

17.3.5	Company enters into or proposes any composition or arrangement with its creditors generally or anything analogous to the foregoing occurs in KSA; or

(a)	Company is subject to an enforcement action by any Regulatory Authority, so long as such action was not directly or indirectly caused or induced by NV; or

(b)	Company ceases to be authorized to exist as a legal entity under Applicable Law,

and the occurrence of either sub clause (a) or (b) results in Company being prevented from performing any of its material obligations under this Agreement and such event is not cured within sixty (60) days from its occurrence.

17.4	Cross-Termination

This Agreement will terminate automatically upon termination of the Consultancy Agreement or the Joint Venture Agreement.

17.5	Termination without need for Judicial Order

If a Party terminates this Agreement pursuant to this clause 17, such Party shall be entitled to do so without first obtaining judgment from the courts of KSA or any other competent authority.

17.6	Consequence of Expiry or Termination

17.6.1	Upon expiry or termination, as the case may be, of this Agreement, NV shall:

(a)	comply with its obligations under clause 12;

(b)	promptly deliver to Company, upon its request, any outstanding deliverables prepared by NV in the context of its provision of the Testing Services under this Agreement and that are in NV’s possession or under NV’s control; provided, that Company has paid to NV all outstanding Testing Fees (except to the extent Disputed in good faith) that are payable on or prior to the date of such expiry or termination;

(c)	subject to the terms of the Technology Transfer and Intellectual Property License Agreement, promptly return to Company, any Company Confidential Information and any other assets or property of Company, in each case, then in possession of NV held or maintained by NV as of the effective date of such termination or expiration; provided, that NV may continue to retain a copy of Company Confidential Information and use it as permitted under clause 12;

(d)	subject to the terms of the Technology Transfer and Intellectual Property License Agreement, stop using, or allowing the use of, any of Company’s trademarks, logos, devices, symbols, brands or other similar items (whether registered or unregistered) used by or licensed to NV; and

(e)	cease any further Testing Services.

17.6.2	Upon expiry or termination, as the case may be, of this Agreement, Company shall:

(a)	immediately pay to NV all outstanding Testing Fees (except to the extent Disputed in good faith) payable prior to the date of such expiry or termination;

(b)	subject to the terms of the Technology Transfer and Intellectual Property License Agreement promptly return to NV, any NV Confidential Information and any other assets or property of NV, in each case, then in possession of Company held or maintained by Company as of the effective date of such termination or expiration; provided, that Company may continue to retain a copy of Company Confidential Information and use it as permitted under clause 12;

(c)	subject to the terms of the Technology Transfer and Intellectual Property License Agreement, stop using, or allowing the use of, any of NV’s trademarks, logos, devices, symbols, brands or other similar items (whether registered or unregistered) used by or licensed to Company; and

(d)	comply with its obligations under clause 12.

17.7	Survival

17.7.1	Termination or expiry of this Agreement (howsoever occasioned) shall not affect any accrued rights or liabilities of either Party, nor shall it affect the coming into force or the continuance in force of any provision of this Agreement which is expressly or by implication intended to come into force or continue in force on or after termination.

17.7.2	The following clauses, and provisions referred to by such clauses, shall survive termination or expiry of this Agreement together with any other provisions which by their nature are expressed to survive expiry or termination or are intended or required to give effect to the expiration or termination of this Agreement: clauses 1 (Definitions; Interpretations; Conflicts), 5 (Charges for the Testing Services) (but solely with respect to any payment terms governing the payment of any outstanding Testing Fee and any other amounts due from Company to NV under this Agreement that are payable for periods prior to the date of such expiry or termination but have not been paid to NV yet), 11 (Intellectual Property Rights), 12 (Confidential Information), 13 (Indemnities), 14 (Limitation on Liability), 17.6-17.7 (Termination), 18 (Notices), 29 (Governing Law; Arbitration and Jurisdiction), and the applicable provisions of Schedule 1 (Defined Terms and Interpretation).

18.	Notices

18.1	Any communication to be given in connection with this Agreement shall be in writing and if such communication is a Formal Notice shall either be delivered by hand or courier to a Party’s registered office (or such other address as it may notify to the other Party for such purpose) or by email as follows:

to Company at:	to NV at:
GENOMICS INNOVATIONS COMPANY LIMITED Building No. 3936, 6651 Al Nakheel District, Postal Code 12382, RGNB3936, Riyadh, Kingdom of Saudi Arabia	CENTOGENE N.V. Am Strande 7, 18055 Rostock, Germany

Marked for the attention of:

Marked for the attention of:

[***] email: [***]	Chief Legal Officer email: [***]

With a copy, which shall not constitute notice, to: [***]

And with a copy, which shall not constitute notice, to: Chief Financial Officer email: [***]

18.2	A communication sent according to clause 18.1 shall be deemed to have been received:

18.2.1	if delivered by hand, on written acknowledgment or receipt by an officer or an employee of the receiving Party;

18.2.2	if delivered by courier, on production of evidence from the relevant courier that the notice was successfully delivered; or

18.2.3	if by email, upon transmission to the correct email address as specified; provided, that a hard copy is sent by post as soon as reasonably practicable thereafter to the address set out in clause 18.1.

If, under the preceding provisions of this clause 18.2, a communication would otherwise be deemed to have been received outside normal business hours in the place of receipt, being 9:00 a.m. to 4:00 p.m. on a Business Day, it shall be deemed to have been received at 9:00 a.m. on the next Business Day.

18.3	A Party may notify the other Party of a change to its name or address or email address for the purposes of clause 18.1; provided, that such notification shall only be effective on:

18.3.1	the date specified in the notification as the date on which the change is to take place; or

18.3.2	if no date is specified or the date specified is less than five (5) Business Days after the date on which notice is deemed to have been served, the date falling five (5) Business Days after notice of any such change is deemed to have been given.

19.	Assignment and Subcontracting

19.1	The Parties acknowledge and agree that NV shall assume full responsibility to Company for the provision of the Testing Services under this Agreement, subject to the terms and conditions of this Agreement. NV may subcontract any of its obligations under this Agreement; provided, that NV shall:

19.1.1	in no event subcontract all or substantially all of its obligations under this Agreement without the prior consent of Company (not to be unreasonably withheld, conditioned or delayed); provided that NV may subcontract all or substantially all of its obligations under this Agreement to any Affiliate of NV without Company’s prior consent; and

19.1.2	assume full liability and responsibility for such subcontractor’s compliance with the terms of this Agreement as if this Agreement were made between Company and such subcontractor, whether or not such terms are reflected in an agreement between NV and such subcontractor.

For the avoidance of doubt, any and all obligations of NV under this Agreement may be subcontracted to Centogene GmbH.

19.2	Neither Party is permitted to assign, sub-license, create a charge over or otherwise dispose of any of its rights or transfer or otherwise dispose of any of its obligations under this Agreement without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed); provided, that either Party is permitted to assign, sub-license, create a charge over or otherwise dispose of any of its rights or transfer or otherwise dispose of any of its obligations under this Agreement:

19.2.1	to any Affiliate; or

19.2.2	in relation to its right to receive payment under this Agreement, as collateral to any financial institution providing financing to such Party or any of such Party’s Affiliates,

in each case without the prior written consent of the other Party.

20.	Costs

Except as otherwise set forth in this Agreement, each Party shall pay the costs and expenses incurred by it in connection with preparation, review, negotiation and execution of this Agreement.

21.	Audit

21.1	Neither Party shall have the right to audit the other Party’s (the “Defaulting Party”) compliance with this Agreement, unless such audit is required by a Party (the “Requesting Party”):

21.1.1	for reasons of actual or suspected fraud, criminal activity or failure to comply with Applicable Law;

21.1.2	by a Regulatory Authority; or

21.1.3	for reasons of actual or suspected non-compliance with any material obligations under this Agreement in which case:

(a)	such audit must be made by an independent professional firm who enters into a reasonable non-disclosure agreement with the Defaulting Party:

(b)	such audit must be conducted during normal business hours, without disruption to normal business activities; and

(c)	the materials to be reviewed may be redacted to protect privacy, legally privileged information and otherwise as is reasonable in light of Applicable Law and contractual obligations. The Requesting Party shall be responsible for any and all costs and expenses related to the audit. No record may be audited more than one time and no audit shall take place more than once per year.

22.	Language

22.1	This Agreement shall be executed in English.

22.2	Any notice (including, without limitation, a Formal Notice) given in connection with this Agreement shall be in English.

22.3	Any other document provided by a Party in connection with this Agreement shall be in English.

23.	Anti-Bribery and Corruption

23.1	Neither Party, nor any of its Affiliates shall accept or give any commission or gift or other financial benefit or inducement from or to any person or party in connection with its rights and obligations under this Agreement and shall ensure that its employees, agents and subcontractors shall not accept or give any such commission, gift, benefit or inducement, and shall immediately notify the other Party of any such commission, gift, benefit or inducement which may be offered.

23.2	Each Party, its Affiliates and their Affiliated Persons shall be solely responsible for complying, have to their best knowledge complied, and shall comply, with ABC Laws and have to their best knowledge not taken and shall not take or fail to take any actions, which act or omission would subject the other Party or its Affiliates to liability under ABC Laws.

23.3	Each Party and its Affiliates shall implement and maintain an effective and appropriate internal control system and a compliance program for the prevention of bribery and corruption, money laundering and other crimes.

23.4	In the event that a Party (a “Notified Party”) reasonably believes that it has (or any of its Affiliates have) violated, or is in violation of, any ABC Laws, including without limitation if the Notified Party has received any correspondence or notice from a Regulator that the Notified Party has breached, may potentially breach or is in breach of, any ABC Laws, then the Notified Party is required to promptly notify the other Party of such breach. The Notified Party agrees to provide all reasonable assistance with respect to any audit or investigation by a Regulator (or any similar body) into whether a violation of any ABC Law has occurred by the Notified Party and the nature and extent of such violation.

24.	Export Control and Sanctions

The Parties agree not to use or otherwise export or re-export anything exchanged or transferred between them pursuant to this Agreement except as authorized by Applicable Laws and the laws of the jurisdiction in which it was obtained. In particular, but without limitation, items and services exchanged may not be exported or re-exported into any Sanctioned Countries. By entering into this Agreement, each Party represents and warrants that they are not located in a Sanctioned Country or on any sanctioned persons list. Each Party also agrees that they will not use any item or service exchanged for any purposes prohibited by Applicable Law, including, without limitation, the development, design, manufacture or production of missiles, or nuclear, chemical or biological weapons. In the event either Party becomes aware of any suspected violations of this clause 24 that Party will promptly inform the other Party of such suspected violations, and the Parties shall cooperate with one another in any subsequent investigation and defence, be they civil or criminal.

25.	Further Assurance

Each Party shall do and execute, or arrange for the doing and executing of, each necessary act, document and thing reasonably within its power to implement and give effect to this Agreement.

26.	Waiver and Variation

26.1	A failure or delay by a Party to exercise any right or remedy provided under this Agreement, whether by conduct or otherwise, shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Agreement, whether by conduct or otherwise, shall preclude or restrict the further exercise of that or any other right or remedy.

26.2	A waiver of any right or remedy under this Agreement shall only be effective if given in writing and signed by the Party against whom the waiver would be enforced and shall not be deemed a waiver of any subsequent breach or default.

26.3	No variation or amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all of the Parties to this Agreement. Unless expressly agreed in writing, no variation or amendment shall constitute a general waiver of any other provision of this Agreement, nor shall it affect any rights or obligations under or pursuant to this Agreement which have already accrued up to the date of variation or amendment, and the rights and obligations under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are varied or amended in accordance with this clause 26.

27.	Severability

Where any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect, then such provision shall be deemed to be severed from this Agreement and, if possible, replaced with a lawful provision which, as closely as possible, gives effect to the intention of the Parties under this Agreement and, where permissible, that shall not affect or impair the legality, validity or enforceability in that, or any other, jurisdiction of any other provision of this Agreement.

28.	Rights of Third Parties

28.1.1	A person who is not a party to this Agreement shall not have any right to enforce any term of this Agreement.

28.1.2	The rights of the Parties to terminate, rescind or agree to any variation, waiver or settlement under this Agreement is not subject to the consent of any person that is not a party to this Agreement.

29.	Governing Law; ARBITRATION and Jurisdiction

29.1	Governing Law

This Agreement shall be governed and construed in accordance with the laws of the Kingdom.

29.2	Jurisdiction

29.2.1	In the event of any dispute, difference, claim, controversy or question between Company and NV, directly or indirectly arising at any time under, out of, in connection with or in relation to this Agreement (or the subject matter of this Agreement) or any term, condition or provision hereof, including any of the same relating to the existence, validity, interpretation, construction, performance, enforcement and termination of this Agreement (a “Dispute”), Company and NV shall first endeavour to settle such Dispute by good faith negotiation. The Parties agree, save as otherwise agreed in writing by

Company and NV, that the negotiations shall not exceed three (3) months from the date of the start of such negotiations.

29.2.2	Notwithstanding the provisions of clause 29.2.1 above, any Dispute arising out of, or in connection with, this Agreement shall be finally administered by the Saudi Centre for Commercial Arbitration (“SCCA”) in accordance with its Arbitration Rules. The arbitration shall be conducted by an arbitration tribunal consisting of three (3) independent arbitrators, none of whom shall have any relationship or competitive interests with any of the Parties or any of their Affiliates. Company shall appoint one (1) arbitrator, NV shall appoint one (1) arbitrator and the SCCA shall appoint one (1) arbitrator. The arbitration shall take place in the English language and the seat shall be at the SCCA, in Riyadh, the Kingdom. Judgment for any award rendered may be entered in any court having jurisdiction or an application may be made to such court for a judicial recognition of the award or an order of enforcement thereof, as the case may be. Nothing in this clause shall preclude any Party from seeking provisional measures to secure its rights from any court having jurisdiction or where any assets of the other Party may be found. The arbitration proceedings contemplated by this clause and the content of any award rendered in connection with such proceeding shall be kept confidential by the Parties.

30.	Entire Agreement

30.1	This Agreement and the Project Documents set out the entire agreement and understanding between the Parties in respect of the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written between the Parties with respect to the subject matter hereof and thereof. For the avoidance of doubt, the provisions of Schedule 5 (T&Cs) shall be excluded from this Agreement except for Articles 4.1-4.3 of the T&Cs and in the event of any conflict between the terms of this Agreement (including any Project Addendum) and any Schedule, the terms of this Agreement shall govern.

30.2	Each Party acknowledges that it is not relying on, and shall have no remedies in respect of, any undertakings, representations, warranties, promises or assurances (whether made innocently or negligently) that are not set forth in this Agreement.

30.3	Nothing in the preceding sub clause limits or excludes any liability for fraud or fraudulent concealment.

31.	Counterparts

This Agreement or any amendment agreed to pursuant to clause 26.3 may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which, when taken together, shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been executed by the Parties by their duly authorized representatives on the Effective Date.

Signed by Kim Stratton for and on behalf of CENTOGENE N.V.	) ) ) ) )	/s/ Kim Stratton

Signed by Miguel Coego for and on behalf of CENTOGENE N.V.	) ) ) ) )	/s/ Miguel Coego

Signed by Jeremy Panacheril for and on behalf of GENOMICS INNOVATIONS COMPANY LIMITED	) ) ) ) )	/s/ Jeremy Panacheril

Schedule 1

DEFINED TERMS AND INTERPRETATION

Part 1 - Defined Terms

In this Agreement:

“Abandon” or “Abandonment” means the material failure of NV or any Affiliate thereof to provide all or a material part of the Testing Services for a continuous and consecutive period of forty-five (45) Business Days or more, other than any material non-performance due to:

(a)	non-payment by Company of the Testing Fees that are due in accordance with the terms of this Agreement; or

(b)	occurrence of a Force Majeure Event;

“ABC Laws” means all laws and regulations applicable to the Parties and this Agreement, that relates to bribery or corruption or money laundering, including (without limitation):

(a)	the Saudi Arabian Anti-Bribery Law promulgated by royal decree number M/36 dated 26/12/1412H (corresponding to 27 June 1992) and the Saudi Arabian Anti-Money Laundering Law promulgated by royal decree number M/20 dated 5/2/1439H (corresponding to 25 October 2017);

(b)	the US Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations issued thereunder, and

(c)	the UK Bribery Act 2010, as each may be amended or re-enacted from time to time;

“Accreditation” means the CAP Laboratory Accreditation from the College of American Pathologists (“CAP”) and the Clinical Laboratory Improvement Amendments (“CLIA”) certification or, in the event Company is unable to obtain such accreditation or certification, as applicable, due to regulatory changes arising after the Effective Date, an equivalent internationally recognized accreditation or certification, as applicable, as mutually agreed by the Board of Directors, and “Accredited” shall be construed accordingly;

“Affiliate” means any person, now or in the future, directly Controlling, Controlled by or under direct or indirect Common Control of a Party. For the avoidance of doubt, for purposes of this Agreement, when used in connection with Company, the term “Affiliate” will not include NV, and when used in connection with NV, the term “Affiliate” will not include Company;

“Affiliated Persons” means a relevant Party and its Affiliates’ officers, directors, employees, agents or representatives, or any of its stockholders, principals or owners (including ultimate beneficial owners) acting on its behalf or in its interests;

“Agreement” has the meaning set out in the preamble of this Agreement;

“Annual Forecast” has the meaning set out in clause 3.9.2 of this Agreement;

“Applicable Data Protection Laws” means any and all laws, statutes, rules and regulations relating to the privacy, security, protection, access, collection, storage, transmission, disclosure, exchange or other processing of Personal Data, including, but not limited to, the General Data Protection Regulation (EU) 2016/679 (“GDPR”), the German Federal Data Protection Act (Bundesdatenschutzgesetz), the provisions of the German Genetic Diagnostics Act (Gendiagnostikgesetz), the Kingdom National Data

Management Office’s Interim Regulations on Personal Data Protection, the Kingdom Ministry of Health’s Guidelines for Informed Consent, and the Kingdom Personal Data Protection Law (issued pursuant to Royal Decree M/19 of 9/2/1443H (corresponding to 16 September 2021) and any relevant implementing regulations issued pursuant to the Kingdom Personal Data Protection Law (“KSA PDPL”)), in each case as amended or updated from time to time;

“Applicable Export Control” or “Economic Sanctions Programs” means all applicable national and international export controls, Sanctions laws, regulations and programs;

“Applicable Law” means any of the following, to the extent that it applies to a Party:

(a)	any laws, statute, directive, order, enactment, regulation, bylaw, ordinance or subordinate legislation in force from time to time, but subject to any written waivers granted by any Governmental Authority;

(b)	any binding court order, judgment or decree;

(c)	any applicable industry code, policy or standard enforceable by law;

(d)	any applicable direction, statement of practice, policy, rule or order that is set out by a Regulatory Authority, that is binding on the Parties;

(e)	the ABC Laws and the Applicable Export Control or Economic Sanctions Programs; and

(f)	Applicable Data Protection Laws;

“Board of Directors” means the Board of Directors of Company from time to time;

“Business Day” means any day other than a Friday, Saturday or public holiday in KSA or Germany;

“Business Plan” means the Initial Business Plan set out in Schedule 7 of the Joint Venture Agreement;

“CentoPortal” has the meaning set out in clause 3.2.1 of this Agreement;

“Claim” means any claims, demands, suits, proceedings or actions by any Governmental Authority, Regulatory Authority or a third party (in either case, not being connected to or related to the relevant Indemnitee);

“Clause” has the meaning set out in Schedule 3 (Data Sharing Agreement) Part II of this Agreement;

“Collection Kits” has the meaning set out in clause 2.1.3 of this Agreement;

“Commercially Reasonable Efforts” means taking such steps and performing in such a manner as a similarly situated company would undertake where such company was acting in a determined, prudent and reasonable manner to achieve the particular result for its own benefit;

“Company” has the meaning set out in the preamble of this Agreement;

“Company Confidential Information” means Confidential Information of Company;

“Company Customer Contracts” means an agreement entered into in relation to the provision of bulk Testing Services between Company and a customer of Company in which the annual revenue earned from such agreement is over two million, five hundred thousand Euros (€2,500,000.00);

“Company Data” means information (including Personal Data) that NV either receives from Company or to which NV receives access in connection with the performance of this Agreement;

“Company Indemnitee” has the meaning set out in clause 13.1 of this Agreement;

“Company Obligations” has the meaning set out in clause 4.1.3 of this Agreement;

“Company Personnel” means any employees, officers, directors, consultants, contractors or agents employed or engaged by Company or its Affiliates, but excluding any NV Personnel seconded to Company;

“Company Representative” has the meaning set out in clause 4.3 of this Agreement;

“Confidential Information” means information that is marked, designated, or otherwise identified as ‘confidential’ or which by its nature is clearly confidential. Confidential Information includes (without limitation) any information concerning the technology, technical processes, samples, studies, findings, inventions, ideas, business processes, procedures, business affairs, financial affairs and finance of Company and its Affiliates or NV and its Affiliates, as the case may be; provided that Confidential Information shall not include any Personal Data which is addressed separately in Schedule 3 (Data Sharing Agreement) of this Agreement. Company’s or NV’s security procedures are also included within the definition of Confidential Information. Confidential Information may take the form of documents, technical specifications, unpublished patent specifications, data, drawings, plans, processes, photographs, databases, computer software in disk, cassette, tape or electronic form and data storage or memory in, and items of, computer hardware; or oral descriptions, demonstrations or observations, and Confidential Information includes (without limitation) information which is supplied to, stored by, processed or marked for destruction by, NV to Company, or by Company to NV;

“Consent Form” has the meaning set out in Schedule 3 (Data Sharing Agreement) Part I clause 7.4 of this Agreement;

“Consultancy Agreement” has the meaning set out in the preamble of this Agreement;

“Control” (including the terms “Controlling”, “Controlled by” and “under Common Control”), means in relation to any person (being the “Controlled Person”), being:

(a)	entitled to exercise, or control the exercise of (directly or indirectly) more than fifty percent (50%) of the voting power at any general meeting of the shareholders, members or partners or other equity holders (and including, in the case of a limited partnership, of the limited partners of) in respect of all or substantially all matters falling to be decided by resolution or meeting of such persons;

(b)	entitled to appoint or remove:

(i)	directors on the Controlled Person’s board of directors or its other governing body (or, in the case of a limited partnership, of the board or other governing body of its general partner) who are able (in the aggregate) to exercise more than fifty percent (50%) of the voting power at meetings of that board or governing body in respect of all or substantially all matters;

(ii)	any managing member of such Controlled Person; and/or

(iii)	in the case of a limited partnership, its general partner; or

(c)	entitled to exercise a dominant influence over the Controlled Person (otherwise than solely as a fiduciary) by virtue of the provisions contained in its constitutional documents or pursuant to an agreement with other shareholders, partners or members of the Controlled Person;

“Customer” means a physician or other healthcare professional licensed to receive the results of the Testing Services in accordance with Applicable Laws for specific patients pursuant to an agreement between Company and such healthcare professional;

“Data Sharing Agreement” means the data use agreement entered into by and between Company and NV on or around the date of this Agreement;

“Defaulting Party” has the meaning set out in clause 21.1 of this Agreement;

“Dispute” has the meaning set out in clause 29.2.1 of this Agreement;

“Dual Consent” has the meaning set out in Schedule 3 (Data Sharing Agreement) Part I clause 7.3 of this Agreement;

“Effective Date” has the meaning set out in the preamble of this Agreement;

“Excess Services” has the meaning set out in clause 3.9.2 of this Agreement;

“Force Majeure Event” has the meaning set out in clause 15 of this Agreement;

“Formal Notices” means:

(a)	notices invoking, or relating to, Dispute resolution or any litigation between the Parties;

(b)	notices given in connection with a Force Majeure Event pursuant to clause 15 of this Agreement;

(c)	a change to the contact details specified in clause 18.1 of this Agreement; or

(d)	any other notices stated in this Agreement to be a Formal Notice;

“Good Laboratory Practice” means international ethical and scientific quality standards, practices, methods and procedures conforming to Applicable Law and international health industry practice and exercising that degree of skill, care, diligence, prudence and foresight which would reasonably and ordinarily be expected from a duly qualified, skilled, efficient and experienced laboratory service provider providing laboratory services in connection with a facility of a size and capacity comparable to the KSA Facility;

“Governmental Authority” means any federal, emirate, state, provincial or municipal government or political subdivision thereof, a governmental or quasi-governmental ministry, legislative body, agency, authority, board, bureau, commission, government-controlled corporation or entity, department, instrumentality or public body, or any court, administrative tribunal or public utility that has jurisdiction over the Party or matter in question;

“Indemnified Losses” means:

(a)	any amounts awarded by a court or tribunal of competent jurisdiction or arbitrator to a third party;

(b)	any amounts paid in settlement to a third party;

(c)	any interest awarded by a court of competent jurisdiction or arbitrator in respect of the above; and

(d)	reasonable costs of investigation, litigation, settlement and external legal fees (on a solicitor-client basis) and disbursements and administrative costs directly incurred by the Indemnitee in respect of a Claim;

“Indemnitee” means a Party relying on an indemnity pursuant to this Agreement;

“Indemnitor” means a Party providing an indemnity pursuant to this Agreement;

“Ineligible Person” has the meaning set out in clause 7.6.1 of this Agreement;

“Intellectual Property Rights” means any and all rights available under patent, copyright, industrial design, trade secret law or any trademarks, service marks, trade names or other statutory provision or common law doctrine with respect to designs, formulas, algorithms, procedures, methods, techniques, ideas, Know-How, programs, subroutines, tools, inventions, creations, improvements, works of authorship, other similar materials, and all recordings, graphs, drawings, reports, analyses, other writings, and any other embodiment of the foregoing, in any form, whether or not specifically listed herein, which may subsist in any part of the world, in each case whether registered or unregistered and including all applications for, and renewals or extensions of, such rights for their full term;

“Invoice” has the meaning set out in clause 5.2 of this Agreement;

“Joint Venture Agreement” has the meaning set out in the preamble to this Agreement;

“Kingdom” or “KSA” means the Kingdom of Saudi Arabia;

“Know-How” has the meaning set out in the Technology Transfer and Intellectual Property License Agreement;

“KSA Biodatabank” means national KSA data registries, biodatabank and genetic data including in relation to rare and neurodegenerative diseases that is Controlled by Company;

“KSA Facility” means the facility for the establishment and maintenance of the KSA Lab and the KSA Biodatabank;

“KSA Lab” means a laboratory facility to be located in Riyadh, the Kingdom, and operated in accordance with Applicable Law with the intention that it becomes an Accredited, globally recognized, commercially driven genomics wet and dry lab;

“Lawful Export Measures” has the meaning set out in Schedule 3 (Data Sharing Agreement) Part I clause 8.3 of this Agreement;

“Losses” means all Claims (whether or not successful, compromised or settled), actions, proceedings, liabilities, demands, judgments (asserted or established in any jurisdiction) and any and all losses, damages (including interest), any amounts paid in settlement (including interest) of a Claim, costs, expenses (including reasonable legal, investigative, administrative or professional costs and expenses incurred in disputing or defending any of the foregoing), Taxes, fines or penalties;

“New Service” has the meaning set out in clause 2.1.1 of this Agreement;

“Notified Party” has the meaning set out in clause 23.4 of this Agreement;

“NV” has the meaning set out in the preamble of this Agreement;

“NV Clinical Personnel” means any NV clinical or laboratory technician, clinical administrator and other allied health professionals as determined by NV who has any applicable local licenses and are qualified to provide the Testing Services contemplated hereunder;

“NV Confidential Information” means Confidential Information of NV;

“NV Data” means information (including Personal Data) that Company either receives from NV or to which Company receives access in connection with the performance of this Agreement;

“NV Facility” has the meaning set out in the preamble of this Agreement;

“NV Indemnitee” has the meaning set out in clause 13.3 of this Agreement;

“NV Personnel” means employees, officers, directors, consultants, contractors and agents engaged wholly or partly by NV (or any of its Affiliates), including NV Representatives, to provide the Testing Services other than NV Clinical Personnel;

“NV Representative” has the meaning set out in clause 3.10.1;

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control;

“Party” or “Parties” have the meaning set out in the preamble of this Agreement;

“Patient Data” has the meaning set out in Schedule 3 (Data Sharing Agreement) Part I clause 7.1 of this Agreement;

“Patients” has the meaning set out in Schedule 3 (Data Sharing Agreement) Part I clause 2.1.2 of this Agreement;

“Personal Data” has the meaning given to it in Applicable Data Protection Laws;

“Project Addendum” has the meaning set out in clause 2.1.2(a) of this Agreement;

“Project Documents” means, collectively, this Agreement, the Joint Venture Agreement, the Technology Transfer and Intellectual Property License Agreement and the Consultancy Agreement;

“Provider” has the meaning set out in clause 12.1 of this Agreement;

“Recipient” has the meaning set out in clause 12.1 of this Agreement;

“Regulator” or “Regulatory Authority” means any national, regional, state or local regulatory agency, department, bureau, commission, council or other Governmental Authority whose review and/or approval is necessary for performing clinical and/or laboratory services in the applicable regulatory jurisdiction and granting regulatory approvals or having regulatory or supervisory authority over a Party or a Party’s assets, resources or business, or over the Testing Services;

“Requesting Party” has the meaning set out in clause 21.1 of this Agreement;

“Sample” has the meaning set out in clause 2.1.3 of this Agreement;

“Sanctioned Countries” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic);

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United States, the European Union or any member state thereof, the United Kingdom, the United Nations or any governmental institution or agency of any of the foregoing, including OFAC or the United States Department of State, the United Kingdom’s Office of Financial Sanctions Implementation or His Majesty’s Treasury or the United Nations Security Council;

“SCCA” has the meaning set out in clause 29.2.2;

“Security Breaches” has the meaning set out in Schedule 3 (Data Sharing Agreement) Part I clause 2.1.5(e) of this Agreement;

“Shareholders” means any person to whom one or more shares may be transferred or issued from time to time in accordance with the Joint Venture Agreement, and “Shareholder” means any of them;

“Tax” means all forms of taxation and statutory, governmental, state, federal, provincial, local, government or municipal charges, duties, imposts, contributions, levies, VAT, withholdings or other liabilities in the nature of taxation wherever chargeable and whether of KSA or any other jurisdiction (including, for the avoidance of doubt, social security contributions in KSA and Germany and corresponding obligations elsewhere) and any penalty, fine, surcharge, interest, charges or costs relating to it or them;

“Tax Credit” means a credit against, relief or remission for, or repayment of, any Tax;

“Tax Deduction” means any amount which Company is required by Applicable Law to deduct or withhold on account of Tax from any payment by Company to NV (or a relevant Affiliate) in respect of any Testing Fees;

“Technology Transfer and Intellectual Property License Agreement” has the meaning set out in the preamble of this Agreement;

“Term” has the meaning set out in clause 9 of this Agreement;

“Testing Fee” has the meaning set out in clause 5.1 of this Agreement;

“Testing Services” has the meaning set out in clause 2.1.1 of this Agreement;

“Third Countries” has the meaning set out in Schedule 3 (Data Sharing Agreement) Part I clause 2.1.4 of this Agreement;

“VAT” means:

(a)	any Tax imposed in relation to the Unified Agreement for Value Added Tax for the Co-operation Council for the Arab States of the Gulf;

(b)	any other Tax of a similar nature, imposed in a member state of the Co-operation Council for the Arab States of the Gulf; or

(c)	any other similar Taxes imposed anywhere in the world; and

“Wilful Misconduct” means conduct that is unreasonable, deliberate and carried out by a Party in the knowledge that it will result in significant injury or damage to the other Party.

Part 2 – Interpretation

In this Agreement:

(a)	any reference to “Schedule” or “Annex”, unless the context otherwise requires, is a reference to the relevant schedule or annex of and to this Agreement, and any reference to a “clause”, “section” or “paragraph”, unless the context otherwise requires, is a reference to a clause in this Agreement, a section or paragraph in the relevant Schedule and a paragraph in the relevant Annex, respectively;

(b)	the clause, section and paragraph headings and the contents page in this Agreement are included for convenience purposes only and shall not affect the interpretation of this Agreement;

(c)	use of the singular in this Agreement includes the plural and vice versa;

(d)	any reference to a Party or the Parties means a party or the parties to this Agreement, including their successors in interest and permitted assigns;

(e)	any reference to “persons” includes natural persons, companies, corporations, partnerships, limited liability companies, firms, associations, organisations, Governmental Authorities, foundations and trusts (in each case, whether or not having separate legal personality);

(f)	any reference to a date refers to the Gregorian calendar;

(g)	any reference to a statute, statutory provision or subordinate legislation shall, except where the context otherwise requires, be construed as referring to such legislation as amended and in force from time to time and to any legislation which re-enacts or consolidates (with or without modification) any such legislation;

(h)	unless otherwise defined, terms used in the healthcare industry or other relevant business context shall be interpreted in accordance with their generally understood meaning in that industry or business context;

(i)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(j)	any reference to “writing” or “written” includes email (but not faxes), save with respect to Formal Notices, where service in accordance with clause 18 of this Agreement is required; and

(k)	any reference to any agreement or other instrument shall, except where expressly provided to the contrary, include any amendment, restatement, amendment and restatement, modification, variation or novation (in whole or in part) to such agreement or other instrument.

Schedule 2

[***]

Schedule 3

DATA SHARING AGREEMENT

PART I – OBLIGATIONS AND SAFEGUARDS

1.	Purpose of Data Sharing

1.1	This Schedule 3 sets out the framework for the sharing of Personal Data between the Parties both acting as independent data controllers within the meaning of Art. 4 (7) GDPR and under the KSA PDPL. It defines the principles and procedures that the Parties shall adhere to and the responsibilities the Parties owe to each other under the GDPR and KSA PDPL and other Applicable Data Protection Laws.

1.2	The Parties consider this data sharing initiative necessary to enable the provision of the Testing Services under this Agreement. NV agrees to only process Company Data (as defined in Schedule 1 (Defined Terms) above) for the purpose of fulfilling its obligations under this Schedule 3 and this Agreement and as set out in the applicable Consent Form.

2.	Protection of Personal Data

2.1	To the extent that Company Data includes Personal Data (as defined in Schedule 1 above), NV shall, and shall procure that its representatives shall:

2.1.1	use or disclose the Company Data solely for the purposes of this Agreement or as otherwise authorized by Company in writing from time to time. In particular, Company shall not sell, assign, lease or commercially exploit Company Data;

2.1.2	store, use and process Company Data referring to patients or related individuals of Company (“Patients”) only on the basis of explicit consent given by respective Patients as set out in clause 7 of this Schedule 3 Part I below;

2.1.3	store, use or process Company Data for no longer than is necessary to fulfil its obligations under this Agreement and in any event not longer than any statutory or professional retention periods applicable under any Applicable Laws or as set out in the applicable Consent Form;

2.1.4	not store in or transfer Company Data to countries outside the European Economic Area (“Third Countries”), nor allow processing or access to the Company Data from a Third Country other than (a) data transfers from NV to Company, or (b) as authorized by Company in writing from time to time; provided that Company agrees that NV may store, transfer or otherwise provide access to Company Data to NV’s office in Belgrade, Serbia, provided that such storage, transfer, or access is made in compliance with Applicable Data Protection Law; and

2.1.5	to the extent necessary to allow Company to comply with Applicable Data Protection Laws:

(a)	assist Company with any subject access requests which it may receive from individuals to whom any Company Data relates;

(b)	carry out any reasonable request from Company to amend, transfer or delete any Company Data; provided that such requests do not conflict with Applicable Data Protection Laws or the applicable Consent Form;

(c)	notify Company without undue delay about any enquiries from the relevant data protection authority in relation to the Company Data and cooperate promptly and thoroughly with such data protection authority, to the extent required under the Applicable Data Protection Laws;

(d)	take adequate technical and organisational measures against unauthorised or unlawful processing of, accidental loss or destruction of, or damage to, the Company Data;

(e)	notify Company without undue delay after NV learns of any misappropriation or unauthorized access to, or disclosure or use of, the Company Data (collectively, “Security Breaches”);

(f)	investigate each Security Breach that it becomes aware of or has reason to suspect may have occurred without undue delay after becoming aware or having reason to suspect such Security Breach has occurred, and, in the case of an actual Security Breach, provide assistance to Company in connection with any reasonable investigation that Company may desire to conduct with respect to such Security Breach; and

(g)	implement any steps reasonably requested by Company to limit, stop or otherwise remedy any actual or suspected Security Breach; provided that such steps do not conflict with Applicable Data Protection Laws.

3.	Transparency Obligations

3.1	Each Party shall be solely and separately responsible to fulfill its own information obligations and/or transparency obligations towards affected individuals under Applicable Data Protection Law in connection with the performance of this Agreement.

3.2	The Parties shall provide each other reasonable assistance required to fulfill their respective obligations set out under clause 3.1 above.

3.3	Each Party shall provide the other Party with templates and respective documentation necessary to fulfill such Party’s information obligation and/or transparency obligation under the Applicable Data Protection Laws towards individuals in connection with the performance of Testing Services.

4.	Subcontracting

4.1	NV may not subcontract any of its processing activities permitted by this Agreement without the prior written consent of Company; provided that NV shall be permitted to subcontract any of its processing activities to Centogene GmbH without Company’s consent.

5.	Return of Company Data

5.1	At the end of the Term, NV shall, and shall ensure that the NV Personnel and any permitted subcontractors shall:

5.1.1	if so requested by Company promptly provide to Company copies of any Company Data that NV or a permitted subcontractor (including any NV Personnel) has in its possession in a format and on media reasonably requested by Company; and

5.1.2	if so requested by Company, destroy or delete permanently any copies of Company Data in NV’s or the subcontractor’s (including NV Personnel’s) possession (including backup copies) and certify in writing to Company that it has done so; provided that such destruction or deletion does not violate Applicable Law (it being understood that nothing in this clause 5.1.2 shall require NV to destroy or delete any NV Derived Data (as defined under the Technology Transfer and Intellectual Property License Agreement)).

6.	Transfer of Company Data

6.1	The Parties agree to establish channels for any transfer and re-transfer of Company Data and NV Data which are secured by appropriate technical and organisational measures including transport encryption following the state of the art.

6.2	To the extent that the provision of Testing Services entails any transfer of Personal Data by NV to the Kingdom, Part II of this Schedule 3 applies.

7.	Legal Bases for the Processing Of Personal Data

7.1	NV and Company acknowledge and agree that the Company Data includes Personal Data referring to Patients (“Patient Data”).

7.2	NV shall store, use and process Patient Data solely on the basis of explicit and unambiguous consent given by respective patients which enables Company and NV to process and share Patient Data in the context of the Testing Services and as required under (a) Applicable Laws of the Kingdom (including, but not limited to the KSA PDPL), (b) Applicable Laws in Germany and the Netherlands (including, but not limited to data protection laws applicable in Germany and the Netherlands), and (c) all other laws applicable to the performance of the Testing Services (“Dual Consent”).

7.3	Company shall implement a suitable process to ensure that each Patient has provided Dual Consent prior to the performance of Testing Services for a Sample of the respective Patient.

7.4	The Parties will cooperate in good faith to (a) prepare a form to obtain Dual Consent from Patients (“Consent Form”), and (b) continuously revise the Consent Form, if needed, in particular to ensure compliance with Applicable Law and to reflect changes in the processing of Patient Data.

7.5	Company shall store and hold available Consent Forms provided by Patients. Upon request by NV and to the extent required to demonstrate compliance with Applicable Law, Company shall provide access to these Consent Forms to NV.

7.6	The Parties agree to cooperate in good faith in case Patients revoke their respective Dual Consent. The Parties agree to inform each other about any withdrawal of Dual Consent without undue delay. Upon notification of a withdrawal of Dual Consent, both Parties (a) will cease to perform any Testing Services involving the respective Patient, and (b) delete all respective Patient Data without undue delay, provided that no statutory requirements require a longer retention period.

8.	KSA PERSONAL DATA TRANSFER TERMS

8.1	To the extent that NV receives, accesses or otherwise transfers Personal Data outside of the Kingdom, the transfer shall comply with Article 29 of the KSA PDPL, including the Regulation on Personal Data Transfers outside the Kingdom, issued pursuant to the KSA PDPL, and in relation to any onward transfer of the Personal Data by NV to another person, the other person shall comply with the same obligations.

8.2	In particular, NV shall ensure that:

8.2.1	The transfer shall take place to a jurisdiction which maintains an appropriate level of Personal Data protection (commonly referred to as “adequacy”) as determined by the relevant Regulatory Authority in accordance with Article 29(2)(b) of the KSA PDPL;

8.2.2	The transfer shall not prejudice Kingdom national security or the interests of the Kingdom or violate Kingdom laws; and

8.2.3	The transfer shall be limited to the minimum amount of Personal Data necessary.

8.3	To the extent the recipient jurisdiction is not considered as adequate under Article 29(2)(b) of the KSA PDPL, NV shall seek prior approval from Company prior to transferring the Personal Data outside of the Kingdom and the Parties shall negotiate in good faith modifications to this Schedule 3 in order to put in place a method for allowing the lawful transfer of Personal Data, which may include the provisions under model transfer terms, or prior registration, licensing or permission from a Regulatory Authority (“Lawful Export Measure”); provided that Company agrees that NV may transfer Personal Data to NV’s office in Belgrade, Serbia, provided that such storage, transfer, or access is made in compliance with Applicable Data Protection Law.

8.4	To the extent such Lawful Export Measure requires:

8.4.1	a contract imposing appropriate safeguards on the transfer and processing of such Personal Data (which is not otherwise satisfied by this Schedule);

8.4.2	a description of the processing of Personal Data contemplated under this Schedule; and

8.4.3	a description of technical and organisational measures to be implemented by the data importer,

the Parties agree that Part II – EU Standard Contractual Clauses Model 1, Annex I - the list of Parties and description of transfer, and Annex III - the description of technical and organisational measures, shall apply mutatis mutandis for the benefit of such transfer, and in relation to any onward transfer of the Personal Data by that data importer to another person, the other person shall comply with the same importer obligations.

8.5	Company may in its absolute discretion refuse to give approval to transfer Personal Data outside of the Kingdom where the recipient of Personal Data is not located in the European Union; provided that Company agrees that NV may transfer Personal Data to NV’s office in Belgrade, Serbia, provided that such storage, transfer, or access is made in compliance with Applicable Data Protection Law.

PART II – EU STANDARD CONTRACTUAL CLAUSES – MODULE 1

STANDARD CONTRACTUAL CLAUSES

for the transfer of personal data to third countries pursuant to Regulation (EU) 2016/679, and in accordance with Commission Implementing Decision (EU) 2021/914 of 4 June 2021

MODULE 1: CONTROLLER TO CONTROLLER TRANSFER

SECTION I

Clause 1

Purpose and scope

(a)	The purpose of these standard contractual clauses is to ensure compliance with the requirements of Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (General Data Protection Regulation) for the transfer of personal data to a third country.

(b)	The Parties:

(i)	the natural or legal person(s), public authority/ies, agency/ies or other body/ies (hereinafter “entity/ies”) transferring the personal data, as listed in Annex I.A. (hereinafter each “data exporter”), and

(ii)	the entity/ies in a third country receiving the personal data from the data exporter, directly or indirectly via another entity also Party to these Clauses, as listed in Annex I.A. (hereinafter each “data importer”)

have agreed to these standard contractual clauses (hereinafter: “Clauses”).

(c)	These Clauses apply with respect to the transfer of personal data as specified in Annex I.B.

(d)	The Appendix to these Clauses containing the Annexes referred to therein forms an integral part of these Clauses.

Clause 2

Effect and invariability of the Clauses

(a)	These Clauses set out appropriate safeguards, including enforceable data subject rights and effective legal remedies, pursuant to Article 46(1) and Article 46 (2)(c) of Regulation (EU) 2016/679 and, with respect to data transfers from controllers to processors and/or processors to processors, standard contractual clauses pursuant to Article 28(7) of Regulation (EU) 2016/679, provided they are not modified, except to select the appropriate Module(s) or to add or update information in the Appendix. This does not prevent the Parties from including the standard contractual clauses laid down in these Clauses in a wider contract and/or to add other clauses or additional safeguards, provided that they do not contradict, directly or indirectly, these Clauses or prejudice the fundamental rights or freedoms of data subjects.

(b)	These Clauses are without prejudice to obligations to which the data exporter is subject by virtue of Regulation (EU) 2016/679.

Clause 3

Third-party beneficiaries

(a)	Data subjects may invoke and enforce these Clauses, as third-party beneficiaries, against the data exporter and/or data importer, with the following exceptions:

(i)	Clause 1, Clause 2, Clause 3, Clause 6, Clause 7;

(ii)	Clause 8 - Clause 8.5 (e) and Clause 8.9(b);

(iii)	Clause 12 - Clause 12(a) and (d);

(iv)	Clause 13;

(v)	Clause 15.1(c), (d) and (e);

(vi)	Clause 16(e);

(vii)	Clause 18 - Clause 18(a) and (b).

(b)	Paragraph (a) is without prejudice to rights of data subjects under Regulation (EU) 2016/679.

Clause 4

Interpretation

(a)	Where these Clauses use terms that are defined in Regulation (EU) 2016/679, those terms shall have the same meaning as in that Regulation.

(b)	These Clauses shall be read and interpreted in the light of the provisions of Regulation (EU) 2016/679.

(c)	These Clauses shall not be interpreted in a way that conflicts with rights and obligations provided for in Regulation (EU) 2016/679.

Clause 5

Hierarchy

In the event of a contradiction between these Clauses and the provisions of related agreements between the Parties, existing at the time these Clauses are agreed or entered into thereafter, these Clauses shall prevail.

Clause 6

Description of the transfer(s)

The details of the transfer(s), and in particular the categories of personal data that are transferred and the purpose(s) for which they are transferred, are specified in Annex I.B.

Clause 7 - Optional

Docking clause

(a)	An entity that is not a Party to these Clauses may, with the agreement of the Parties, accede to these Clauses at any time, either as a data exporter or as a data importer, by completing the Appendix and signing Annex I.A.

(b)	Once it has completed the Appendix and signed Annex I.A, the acceding entity shall become a Party to these Clauses and have the rights and obligations of a data exporter or data importer in accordance with its designation in Annex I.A.

(c)	The acceding entity shall have no rights or obligations arising under these Clauses from the period prior to becoming a Party.

SECTION II – OBLIGATIONS OF THE PARTIES

Clause 8

Data protection safeguards

The data exporter warrants that it has used reasonable efforts to determine that the data importer is able, through the implementation of appropriate technical and organisational measures, to satisfy its obligations under these Clauses.

8.1	Purpose limitation

The data importer shall process the personal data only for the specific purpose(s) of the transfer, as set out in Annex I.B. It may only process the personal data for another purpose:

(i)	where it has obtained the data subject’s prior consent;

(ii)	where necessary for the establishment, exercise or defence of legal claims in the context of specific administrative, regulatory or judicial proceedings; or

(iii)	where necessary in order to protect the vital interests of the data subject or of another natural person.

8.2	Transparency

(a)	In order to enable data subjects to effectively exercise their rights pursuant to Clause 10, the data importer shall inform them, either directly or through the data exporter:

(i)	of its identity and contact details;

(ii)	of the categories of personal data processed;

(iii)	of the right to obtain a copy of these Clauses;

(iv)	where it intends to onward transfer the personal data to any third party/ies, of the recipient or categories of recipients (as appropriate with a view to providing meaningful information), the purpose of such onward transfer and the ground therefore pursuant to Clause 8.7.

(b)	Paragraph (a) shall not apply where the data subject already has the information, including when such information has already been provided by the data exporter, or providing the information proves impossible or would involve a disproportionate effort for the data importer. In the latter case, the data importer shall, to the extent possible, make the information publicly available.

(c)	On request, the Parties shall make a copy of these Clauses, including the Appendix as completed by them, available to the data subject free of charge. To the extent necessary to protect business secrets or other confidential information, including personal data, the Parties may redact part of the text of the Appendix prior to sharing a copy, but shall provide a meaningful summary where the data subject would otherwise not be able to understand its content or exercise his/her rights. On request, the Parties shall provide the data subject with the reasons for the redactions, to the extent possible without revealing the redacted information.

(d)	Paragraphs (a) to (c) are without prejudice to the obligations of the data exporter under Articles 13 and 14 of Regulation (EU) 2016/679.

8.3	Accuracy and data minimisation

(a)	Each Party shall ensure that the personal data is accurate and, where necessary, kept up to date. The data importer shall take every reasonable step to ensure that personal data that is inaccurate, having regard to the purpose(s) of processing, is erased or rectified without delay.

(b)	If one of the Parties becomes aware that the personal data it has transferred or received is inaccurate, or has become outdated, it shall inform the other Party without undue delay.

(c)	The data importer shall ensure that the personal data is adequate, relevant and limited to what is necessary in relation to the purpose(s) of processing.

8.4	Storage limitation

The data importer shall retain the personal data for no longer than necessary for the purpose(s) for which it is processed. It shall put in place appropriate technical or organisational measures to ensure compliance with this obligation, including erasure or anonymisation of the data and all back-ups at the end of the retention period.

8.5	Security of processing

(a)	The data importer and, during transmission, also the data exporter shall implement appropriate technical and organisational measures to ensure the security of the personal data, including protection against a breach of security leading to accidental or unlawful destruction, loss, alteration, unauthorised disclosure or access (hereinafter “personal data breach”). In assessing the appropriate level of security, they shall take due account of the state of the art, the costs of implementation, the nature, scope, context and purpose(s) of processing and the risks involved in the processing for the data subject. The Parties shall in particular consider having recourse to encryption or pseudonymisation, including during transmission, where the purpose of processing can be fulfilled in that manner.

(b)	The Parties have agreed on the technical and organisational measures set out in Annex II. The data importer shall carry out regular checks to ensure that these measures continue to provide an appropriate level of security.

(e)	The data importer shall ensure that persons authorised to process the personal data have committed themselves to confidentiality or are under an appropriate statutory obligation of confidentiality.

(f)	In the event of a personal data breach concerning personal data processed by the data importer under these Clauses, the data importer shall take appropriate measures to address the personal data breach, including measures to mitigate its possible adverse effects.

(g)	In case of a personal data breach that is likely to result in a risk to the rights and freedoms of natural persons, the data importer shall without undue delay notify both the data exporter and the competent supervisory authority pursuant to Clause 13. Such notification shall contain i) a description of the nature of the breach (including, where possible, categories and approximate number of data subjects and personal data records concerned), ii) its likely consequences, iii) the measures taken or proposed to address the breach, and iv) the details of a contact point from whom more information can be obtained. To the extent it is not possible for the data importer to provide all the information at the same time, it may do so in phases without undue further delay.

(h)	In case of a personal data breach that is likely to result in a high risk to the rights and freedoms of natural persons, the data importer shall also notify without undue delay the data subjects concerned of the personal data breach and its nature, if necessary in cooperation with the data exporter, together with the information referred to in paragraph (e), points ii) to iv), unless the data importer has implemented measures to significantly reduce the risk to the rights or freedoms of natural persons, or notification would involve disproportionate efforts. In the latter case, the data importer shall instead issue a public communication or take a similar measure to inform the public of the personal data breach.

(i)	The data importer shall document all relevant facts relating to the personal data breach, including its effects and any remedial action taken, and keep a record thereof.

8.6	Sensitive data

Where the transfer involves personal data revealing racial or ethnic origin, political opinions, religious or philosophical beliefs, or trade union membership, genetic data, or biometric data for the purpose of uniquely identifying a natural person, data concerning health or a person’s sex life or sexual orientation, or data relating to criminal convictions or offences (hereinafter “sensitive data”), the data importer shall apply specific restrictions and/or additional safeguards adapted to the specific nature of the data and the risks involved. This may include restricting the personnel permitted to access the personal data, additional security measures (such as pseudonymisation) and/or additional restrictions with respect to further disclosure.

8.7	Onward transfers

The data importer shall not disclose the personal data to a third party located outside the European Union (in the same country as the data importer or in another third country, hereinafter “onward transfer”) unless the third party is or agrees to be bound by these Clauses, under the appropriate Module. Otherwise, an onward transfer by the data importer may only take place if:

(a)	it is to a country benefitting from an adequacy decision pursuant to Article 45 of Regulation (EU) 2016/679 that covers the onward transfer;

(b)	the third party otherwise ensures appropriate safeguards pursuant to Articles 46 or 47 of Regulation (EU) 2016/679 with respect to the processing in question;

(c)	the third party enters into a binding instrument with the data importer ensuring the same level of data protection as under these Clauses, and the data importer provides a copy of these safeguards to the data exporter;

(d)	it is necessary for the establishment, exercise or defence of legal claims in the context of specific administrative, regulatory or judicial proceedings;

(e)	it is necessary in order to protect the vital interests of the data subject or of another natural person; or

(f)	where none of the other conditions apply, the data importer has obtained the explicit consent of the data subject for an onward transfer in a specific situation, after having informed him/her of its purpose(s), the identity of the recipient and the possible risks of such transfer to him/her due to the lack of appropriate data protection safeguards. In this case, the data importer shall inform the data exporter and, at the request of the latter, shall transmit to it a copy of the information provided to the data subject.

Any onward transfer is subject to compliance by the data importer with all the other safeguards under these Clauses, in particular purpose limitation.

8.8	Processing under the authority of the data importer

The data importer shall ensure that any person acting under its authority, including a processor, processes the data only on its instructions.

8.9	Documentation and compliance

(a)	Each Party shall be able to demonstrate compliance with its obligations under these Clauses. In particular, the data importer shall keep appropriate documentation of the processing activities carried out under its responsibility.

(b)	The data importer shall make such documentation available to the competent supervisory authority on request.

Clause 9

Use of sub-processors

[Intentionally Omitted.]

Clause 10

Data subject rights

(a)	The data importer, where relevant with the assistance of the data exporter, shall deal with any enquiries and requests it receives from a data subject relating to the processing of his/her personal data and the exercise of his/her rights under these Clauses without undue delay and at the latest within one month of the receipt of the enquiry or request. The data importer shall take appropriate measures to facilitate such enquiries, requests and the exercise of data subject rights. Any information provided to the data subject shall be in an intelligible and easily accessible form, using clear and plain language.

(b)	In particular, upon request by the data subject the data importer shall, free of charge:

(i)	provide confirmation to the data subject as to whether personal data concerning him/her is being processed and, where this is the case, a copy of the data relating to him/her and the information in Annex I; if personal data has been or will be onward transferred, provide information on recipients or categories of recipients (as appropriate with a view to providing meaningful information) to which the personal data has been or will be onward transferred, the purpose of such onward transfers and their ground pursuant to Clause 8.7; and provide information on the right to lodge a complaint with a supervisory authority in accordance with Clause 12(c)(i);

(ii)	rectify inaccurate or incomplete data concerning the data subject;

(iii)	erase personal data concerning the data subject if such data is being or has been processed in violation of any of these Clauses ensuring third-party beneficiary rights, or if the data subject withdraws the consent on which the processing is based.

(c)	Where the data importer processes the personal data for direct marketing purposes, it shall cease processing for such purposes if the data subject objects to it.

(d)	The data importer shall not make a decision based solely on the automated processing of the personal data transferred (hereinafter “automated decision”), which would produce legal effects concerning the data subject or similarly significantly affect him / her, unless with the explicit consent of the data subject or if authorised to do so under the laws of the country of destination, provided that such laws lays down suitable measures to safeguard the data subject’s rights and legitimate interests. In this case, the data importer shall, where necessary in cooperation with the data exporter:

(i)	inform the data subject about the envisaged automated decision, the envisaged consequences and the logic involved; and

(ii)	implement suitable safeguards, at least by enabling the data subject to contest the decision, express his/her point of view and obtain review by a human being.

(e)	Where requests from a data subject are excessive, in particular because of their repetitive character, the data importer may either charge a reasonable fee taking into account the administrative costs of granting the request or refuse to act on the request.

(f)	The data importer may refuse a data subject’s request if such refusal is allowed under the laws of the country of destination and is necessary and proportionate in a democratic society to protect one of the objectives listed in Article 23(1) of Regulation (EU) 2016/679.

(g)	If the data importer intends to refuse a data subject’s request, it shall inform the data subject of the reasons for the refusal and the possibility of lodging a complaint with the competent supervisory authority and/or seeking judicial redress.

Clause 11

Redress

(a)	The data importer shall inform data subjects in a transparent and easily accessible format, through individual notice or on its website, of a contact point authorised to handle complaints. It shall deal promptly with any complaints it receives from a data subject.

(b)	In case of a dispute between a data subject and one of the Parties. as regards compliance with these Clauses, that Party shall use its best efforts to resolve the issue amicably in a timely fashion. The Parties shall keep each other informed about such disputes and, where appropriate, cooperate in resolving them.

(c)	Where the data subject invokes a third-party beneficiary right pursuant to Clause 3, the data importer shall accept the decision of the data subject to:

(i)	lodge a complaint with the supervisory authority in the Member State of his/her habitual residence or place of work, or the competent supervisory authority pursuant to Clause 13;

(ii)	refer the dispute to the competent courts within the meaning of Clause 18.

(d)	The Parties accept that the data subject may be represented by a not-for-profit body, organisation or association under the conditions set out in Article 80(1) of Regulation (EU) 2016/679.

(e)	The data importer shall abide by a decision that is binding under the applicable EU or Member State law.

(f)	The data importer agrees that the choice made by the data subject will not prejudice his/her substantive and procedural rights to seek remedies in accordance with applicable laws.

Clause 12

Liability

(a)	Each Party shall be liable to the other Party/ies for any damages it causes the other Party/ies by any breach of these Clauses.

(b)	Each Party shall be liable to the data subject, and the data subject shall be entitled to receive compensation, for any material or non-material damages that the Party causes the data subject by breaching the third-party beneficiary rights under these Clauses. This is without prejudice to the liability of the data exporter under Regulation (EU) 2016/67 9.

(c)	Where more than one Party is responsible for any damage caused to the data subject as a result of a breach of these Clauses, al l responsible Parties shall be jointly and severally liable and the data subject is entitled to bring an action in court against any of these Parties.

(d)	The Parties agree that if one Party is held liable under paragraph (c), it shall be entitled to claim back from the other Party/ies that part of the compensation corresponding to its / their responsibility for the damage.

(e)	The data importer may not invoke the conduct of a processor or sub-processor to avoid its own liability.

Clause 13

Supervision

(a)	The supervisory authority with responsibility for ensuring compliance by the data exporter with Regulation (EU) 2016/679 as regards the data transfer, as indicated in Annex I.C, shall act as competent supervisory authority.

(b)	The data importer agrees to submit itself to the jurisdiction of and cooperate with the competent supervisory authority in any procedures aimed at ensuring compliance with these Clauses. In particular, the data importer agrees to respond to enquiries, submit to audits and comply y with the measures adopted by the supervisory authority, including remedial and compensatory measures. It shall provide the supervisory authority with written confirmation that the necessary actions have been taken.

SECTION III – LOCAL LAWS AND OBLIGATIONS IN CASE OF ACCESS BY PUBLIC AUTHORITIES

Clause 14

Local laws and practices affecting compliance with the Clauses

(a)	The Parties warrant that they have no reason to believe that the laws and practices in the third country of destination applicable to the processing of the personal data by the data importer, including any requirements to disclose personal data or measures authorising access by public authorities, prevent the data importer from fulfilling its obligations under these Clauses. This is based on the understanding that laws and practices that respect the essence of the fundamental rights and freedoms and do not exceed what is necessary and proportionate in a democratic society to safeguard one of the objectives listed in Article 23(1) of Regulation (EU) 2016/679, are not in contradiction with these Clauses.

(b)	The Parties declare that in providing the warranty in paragraph (a), they have taken due account in particular of the following elements:

(i)	the specific circumstances of the transfer, including the length of the processing chain, the number of actors involved and the transmission channels used; intended onward transfers; the type of recipient; the purpose of processing; the categories and format of the transferred personal data; the economic sector in which the transfer occurs; the storage location of the data transferred;

(ii)	the laws and practices of the third country of destination – including those requiring the disclosure of data to public authorities or authorising access by such authorities – relevant in light of the specific circumstances of the transfer, and the applicable limitations and safeguards;

(iii)	any relevant contractual, technical or organisational safeguards put in place to supplement the safeguards under these Clauses, including measures applied during transmission and to the processing of the personal data in the country of destination.

(c)	The data importer warrants that, in carrying out the assessment under paragraph (b), it has made its best efforts to provide the data exporter with relevant information and agrees that it will continue to cooperate with the data exporter in ensuring compliance with these Clauses.

(d)	The Parties agree to document the assessment under paragraph (b) and make it available to the competent supervisory authority on request.

(e)	The data importer agrees to notify the data exporter promptly if, after having agreed to these Clauses and for the duration of the contract, it has reason to believe that it is or has become subject to laws or practices not in line with the requirements under paragraph (a), including following a change in the laws of the third country or a measure (such as a disclosure request) indicating an application of such laws in practice that is not in line with the requirements in paragraph (a).

(f)	Following a notification pursuant to paragraph (e), or if the data exporter otherwise has reason to believe that the data importer can no longer fulfil its obligations under these Clauses, the data exporter shall promptly identify appropriate measures (e.g. technical or organisational measures to ensure security and confidentiality) to be adopted by the data exporter and/or data importer to address the situation. The data exporter shall suspend the data transfer if it considers that no appropriate safeguards for such transfer can be ensured, or if instructed by the competent supervisory authority to do so. In this case, the data exporter shall be entitled to terminate the contract, insofar as it concerns the processing of personal data under these Clauses. If the contract involves more than two Parties, the data exporter may exercise this right to termination only with respect to the relevant Party, unless the Parties have agreed otherwise. Where the contract is terminated pursuant to this Clause, Clause 16(d) and (e) shall apply.

Clause 15

Obligations of the data importer in case of access by public authorities

15.1	Notification

(a)	The data importer agrees to notify the data exporter and, where possible, the data subject promptly (if necessary with the help of the data exporter) if it:

(i)	receives a legally binding request from a public authority, including judicial authorities, under the laws of the country of destination for the disclosure of personal data transferred pursuant to these Clauses; such notification shall include information about the personal data requested, the requesting authority, the legal basis for the request and the response provided; or

(ii)	becomes aware of any direct access by public authorities to personal data transferred pursuant to these Clauses in accordance with the laws of the country of destination; such notification shall include all information available to the importer.

(g)	If the data importer is prohibited from notifying the data exporter and/or the data subject under the laws of the country of destination, the data importer agrees to use its best efforts to obtain a waiver of the prohibition, with a view to communicating as much information as possible, as soon as possible. The data importer agrees to document its best efforts in order to be able to demonstrate them on request of the data exporter.

(h)	Where permissible under the laws of the country of destination, the data importer agrees to provide the data exporter, at regular intervals for the duration of the contract, with as much relevant information as possible on the requests received (in particular, number of requests, type of data requested, requesting authority/ies, whether requests have been challenged and the outcome of such challenges, etc.).

(i)	The data importer agrees to preserve the information pursuant to paragraphs (a) to (c) for the duration of the contract and make it available to the competent supervisory authority on request.

(j)	Paragraphs (a) to (c) are without prejudice to the obligation of the data importer pursuant to Clause 14(e) and Clause 16 to inform the data exporter promptly where it is unable to comply with these Clauses.

15.2	Review of legality and data minimisation

(a)	The data importer agrees to review the legality of the request for disclosure, in particular whether it remains within the powers granted to the requesting public authority, and to challenge the request if, after careful assessment, it concludes that there are reasonable grounds to consider that the request is unlawful under the laws of the country of destination, applicable obligations under international law and principles of international comity. The data importer shall, under the same conditions, pursue possibilities of appeal. When challenging a request, the data importer shall seek interim measures with a view to suspending the effects of the request until the competent judicial authority has decided on its merits. It shall not disclose the personal data requested until required to do so under the applicable procedural rules. These requirements are without prejudice to the obligations of the data importer under Clause 14(e).

(k)	The data importer agrees to document its legal assessment and any challenge to the request for disclosure and, to the extent permissible under the laws of the country of destination, make the documentation available to the data exporter. It shall also make it available to the competent supervisory authority on request.

(l)	The data importer agrees to provide the minimum amount of information permissible when responding to a request for disclosure, based on a reasonable interpretation of the request.

SECTION IV – FINAL PROVISIONS

Clause 16

Non-compliance with the Clauses and termination

(a)	The data importer shall promptly inform the data exporter if it is unable to comply with these Clauses, for whatever reason.

(b)	In the event that the data importer is in breach of these Clauses or unable to comply with these Clauses, the data exporter shall suspend the transfer of personal data to the data importer until compliance is again ensured or the contract is terminated. This is without prejudice to Clause 14(f).

(c)	The data exporter shall be entitled to terminate the contract, insofar as it concerns the processing of personal data under these Clauses, where:

(i)	the data exporter has suspended the transfer of personal data to the data importer pursuant to paragraph (b) and compliance with these Clauses is not restored within a reasonable time and in any event within one month of suspension;

(ii)	the data importer is in substantial or persistent breach of these Clauses; or

(iii)	the data importer fails to comply with a binding decision of a competent court or supervisory authority regarding its obligations under these Clauses.

In these cases, it shall inform the competent supervisory authority of such non-compliance. Where the contract involves more than two Parties, the data exporter may exercise this right to termination only with respect to the relevant Party, unless the Parties have agreed otherwise.

(b)	Personal data that has been transferred prior to the termination of the contract pursuant to paragraph (c) shall at the choice of the data exporter immediately be returned to the data exporter or deleted in its entirety. The same shall apply to any copies of the data. The data importer shall certify the deletion of the data to the data exporter. Until the data is deleted or returned, the data importer shall continue to ensure compliance with these Clauses. In case of local laws applicable to the data importer that prohibit the return or deletion of the transferred personal data, the data importer warrants. that it will continue to ensure compliance with these Clauses and will only process the data to the extent and for as long as required under that local law.

(c)	Either Party may revoke its agreement to be bound by these Clauses where (i) the European Commission adopts a decision pursuant to Article 45(3) of Regulation (EU) 2016/679 that covers the transfer of personal data to which these Clauses apply; or (ii) Regulation (EU) 2016/679 becomes part of the legal framework of the country to which the personal data is transferred. This is without prejudice to other obligations applying to the processing in question under Regulation (EU) 2016/679.

Clause 17

Governing law

These Clauses shall be governed by the law of one of the EU Member States, provided such law allows for third-party beneficiary rights. The Parties agree that this shall be the law of Germany.

Clause 18

Choice of forum and jurisdiction

(a)	Any dispute arising from these Clauses shall be resolved by the courts of an EU Member State.

(b)	The Parties agree that those shall be the courts of Germany.

(c)	A data subject may also bring legal proceedings against the data exporter and/or data importer before the courts of the Member State in which he/she has his/her habitual residence.

(d)	The Parties agree to submit themselves to the jurisdiction of such courts.

APPENDIX

ANNEX I

A. LIST OF PARTIES

Data exporter:

Name:

Centogene N.V. a company organized under the laws of the Netherlands.

Address / registered office:

Amsterdam and registered with the Kamer von Koophandel (Netherlands) under 72822872

Contact person’s name, position and contact details:

[***], General Counsel, [***]

Name and contact details of the data protection officer:

[***], datenschutz nord GmbH, Konsul-Schmidt-Str. 88, 28217 Bremen

Signature and date:

See signature page below

Role (controller/processor):

Controller.

Data importer(s):

Name:

Genomics Innovations Company Limited, a limited liability company organized uder the laws of the Kingdom of Saudi Arabia.

Address. / registered office:

Building No. 3936, 6651 Al Nakheel District, 12382 Riyadh, Kingdom of Saudi Arabia

Contact person’s name, position and c ontact details:

[***]

[***]

Name and contact details of the data protection officer:

[***]

[***]

Signature and date:

See signature page. below

Role (controller/processor):

Controller.

B. DESCRIPTION OF TRANSFER

- access via IT systems

- via email (not sensitive data)

C. COMPETENT SUPERVISORY AUTHORITY

Der Landesbeauftragte für Datenschutz und Informationsfreiheit Mecklenburg-Vorpommern, Werderstraße 74a, 19055 Schwerin, Germany, https://www.datenschutz-mv.de

This Schedule 3 (Data Sharing Agreement) has been executed by the Parties on 27 November 2023.

Signed by Kim Stratton for and on behalf of NV	/s/ Kim Stratton

Signed by Miguel Coego for and on behalf of NV	/s/ Miguel Coego

Signed by Jeremy Panacheril for and on behalf of Company	/s/ Jeremy Panacheril

ANNEX II - TECHNICAL AND ORGANISATIONAL MEASURES INCLUDING TECHNICAL AND ORGANISATIONAL MEASURES TO ENSURE THE SECURITY OF THE DATA

See attached.

Schedule 4

[***]

Schedule 5

[***]